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Exhibit 99.1

May 23, 2014

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite our shareholders to attend the annual general and special meeting (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation"). This year, the Meeting will be held as follows:

Date:	Friday, June 20, 2014
Time:	10:00 am (Eastern Daylight Time)
Place:	The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario

At the Meeting, you will be asked to (i) receive the consolidated financial statements of DragonWave for the fiscal year ended February 28, 2014, together with the auditor's report thereon, and (ii) consider and vote on: (a) the election of directors; (b) the appointment of the auditor of DragonWave; (c) the adoption of a new Share Based Compensation Plan; and (d) such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. The enclosed Management Proxy Circular provides a description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. During the Meeting, we will present an overview of the Corporation and the Corporation's financial performance for the fiscal year ended February 28, 2014.

Because of the importance of the matters to be considered at the Meeting, your shares should be represented whether or not you are personally able to attend. If you are unable to attend the Meeting in person, you are encouraged to complete and return the enclosed form of proxy or voting instruction form. Please note that you can revoke your proxy expressly or by executing a later proxy or by voting in person at the Meeting, all as set out in the Management Proxy Circular.

We hope that you will be able to attend the Meeting in person as it will be an opportunity for us to speak with you about DragonWave and for you to meet some of the members of the Board of Directors and management. If you cannot attend the Meeting in person, we invite you to listen to the Meeting via telephone by dialing-in using one of the following numbers: (877) 312-9202 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. On the day of the Meeting, you may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm.

We have not prepared a formal annual report for the fiscal year ended February 28, 2014. The audited financial statements and MD&A for the fiscal year ended February 28, 2014 are available at http://investor.dragonwaveinc.com/annual-proxy.cfm.

We look forward to seeing you at the Meeting.

Claude Haw Chair, Board of Directors	Peter Allen Director, President and Chief Executive Officer

DragonWave Inc. 600-411 Legget Drive, Kanata, On K2K 3C9 Tel (613) 599-9991 Fax (613) 599-4225 www.dragonwaveinc.com

 DRAGONWAVE INC.
NOTICE OF 2014 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2014 annual general and special meeting of shareholders (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation") will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Friday, June 20, 2014 at 10:00 a.m. (EDT), for the following purposes:

1.
to receive the annual audited financial statements of the Corporation as at and for the fiscal year ended February 28, 2014 and the auditors' report thereon;

2.
to elect directors for the ensuing year;

3.
to reappoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year at remuneration to be fixed by the Board of Directors of the Corporation;

4.
to consider and, if deemed appropriate, to pass a resolution, the full text of which is reproduced as Appendix A to the accompanying Management Information Circular ("Circular"), adopting a new Share Based Compensation Plan to replace the current Sixth Amended and Restated Key Employee Stock Option Plan; and

5.
to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on May 9, 2014 as the "record date" for determining the Corporation's shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 18, 2014, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation's transfer agent, unless otherwise determined by the Chair of the Meeting in the Chair's sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors
Claude Haw Chair, Board of Directors of DragonWave Inc. May 23, 2014

DragonWave Inc.
Management Proxy Circular
May 23, 2014

DRAGONWAVE INC.

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (this "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of DRAGONWAVE INC. ("DragonWave", "we", "us", "our" or the "Corporation") for use at the annual general and special meeting of the shareholders of the Corporation (the "Meeting") to be held on Friday, the 20th day of June, 2014 at the hour of 10:00 a.m. (EDT) at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Meeting.

All information in this Circular is presented as at May 23, 2014 unless otherwise indicated.

QUESTIONS AND ANSWERS ABOUT THE MEETING

The following are questions that you may have regarding the Meeting. These questions and answers are not meant to be a substitute for the information contained in the remainder of this Circular. You are urged to read this entire Circular, its schedule and appendices and the documents referred to in this Circular before making any decisions.

Q1.  What am I voting on?

A1. You are being asked to vote on the following:

  •
  the election of five (5) directors to the board of directors of DragonWave (the "Board" or "Board of Directors") for the ensuing year;
  •
  the reappointment of Ernst & Young LLP as DragonWave's auditor for the ensuing year at remuneration to be fixed by the Board;
  •
  the adoption of a new Share Based Compensation Plan (the "Share Based Compensation Plan"), to replace the current Sixth Amended and Restated Key Employee Stock Option Plan (the "Stock Option Plan"), which will allow the Corporation greater flexibility in the compensation of its employees, officers, consultants and non-employee directors. The significant terms of the proposed Share Based Compensation Plan are set out below under the heading entitled "Approval of the Adoption of the Share Based Compensation Plan" and a copy is attached to this Circular as Appendix B.

In addition, you may be asked to vote in respect of any other matters that may be properly brought before the Meeting. As of the date of this Circular, management is not aware of any such other matters.

In accordance with applicable law, the financial statements of the Corporation as at February 28, 2014 and the report of the auditor thereon will be presented to the Meeting, but will not be voted on at the Meeting.

Q2.  Who are management's director nominees?

A2. DragonWave's management has nominated the following persons for election as directors: Claude Haw (Chair), Peter Allen, Cesar Cesaratto, Lori O'Neill and Robert Pons.

For more information on management's proposed nominees, see "Election of Directors" in this Circular.

Q3.  How does DragonWave's Board recommend that I vote?

A3. DragonWave's directors unanimously recommend that you VOTE FOR all of management's proposed director nominees and resolutions, as set out in this Circular.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Q4.  Who is soliciting my proxy?

A4. Management of DragonWave is soliciting your proxy for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone or other personal contact by the directors or officers of DragonWave or agents of DragonWave retained to assist in the solicitation of proxies. All costs of the solicitation of proxies by management of the Corporation, including the costs of any proxy solicitation agent that is retained by the Corporation, will be borne by the Corporation.

Q5.  Where and when is the Meeting?

A5. The Meeting will take place at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, on Friday, June 20, 2014 at 10:00 a.m. (EDT).

You may listen to the Meeting via telephone by dialing-in using one of the following numbers: (877) 312-9202 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. You may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm. You will not be able to vote by dialing-in — for voting information see Q9 and Q10 below.

Q6.  What is a quorum?

A6. The presence at the Meeting in person or by proxy of not less than two holders of at least twenty-five percent (25%) of the outstanding common shares in the capital of the Corporation (the "Common Shares") will constitute a quorum. A quorum must be met in order to hold the Meeting and transact any business, including voting on proposals. Proxies marked as abstaining on any matter to be acted upon by shareholders and "broker non-votes", as described below, will be treated as present for purposes of determining if a quorum is present at the Meeting.

Q7.  What are broker non-votes?

A7. A broker non-vote occurs when a broker holding shares for a non-registered shareholder submits a proxy for the Meeting, but does not vote on a particular matter because the broker does not have discretionary voting power with respect to that particular matter and has not received voting instructions from the non-registered holder. Broker non-votes will be counted as shares present for the purpose of determining the presence of a quorum at the Meeting. We encourage you to provide instructions to your broker regarding the voting of your shares.

Q8.  Who can vote at the Meeting?

A8. Each shareholder is entitled to one vote for each Common Share of DragonWave registered in his or her name as of 5:00 p.m. (EDT) on May 9, 2014, the record date of the Meeting (the "Record Date") for the purpose of determining holders of Common Shares entitled to receive notice of, attend and vote at the Meeting or any adjournment(s) or postponement(s) of the Meeting.

As of May 9, 2014, 58,213,563 Common Shares were issued and outstanding and entitled to be voted at the Meeting.

Q9.  How do I vote if I am a REGISTERED shareholder?

A9. You may exercise your right to vote by attending and voting your Common Shares in person at the Meeting or by voting using any of the outlined methods on the form of proxy. Whether or not you plan to attend the Meeting you are encouraged to vote. If you have previously submitted a proxy and wish to vote at the Meeting, upon arriving at the Meeting, report to the desk of the Corporation's registrar and transfer agent, Computershare Investor Services Inc. (the "Transfer Agent"), to sign in and revoke any proxy previously

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

submitted by you. Your participation in person in a vote at the Meeting will automatically revoke any proxy previously given.

To vote in person, you must be a registered shareholder. If your name appears on your share certificate, you are a registered shareholder. Registered shareholders who attend the Meeting are entitled to cast one vote for each DragonWave Common Share held by them as of the Record Date.

To vote by proxy, you must vote (i) by telephone, (ii) on the Internet, (iii) by mail, or (iv) by appointing another person to go to the meeting and vote your Common Shares for you. If you vote by proxy, your proxy form must be received by the Transfer Agent no later than 10:00 a.m. (EDT) on June 18, 2014. The Board of Directors has fixed 10:00 a.m. (EDT) on June 18, 2014, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Transfer Agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

To vote by telephone, call 1-866-732-8683 (toll free in Canada and the United States) or 312-588-4290 (International direct dial) from a touch-tone phone and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote on the Internet, go to the Transfer Agent's website at www.investorvote.com and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote by mail, send your proxy to the Transfer Agent in the enclosed envelope (postage paid for shareholders in Canada and the United States). You may also vote by delivering your proxy by hand to the Transfer Agent at: Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department.

To appoint another person to go to the Meeting and vote your shares for you, this person does not have to be a shareholder. Strike out the names that are printed on the form of proxy delivered to you and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form and return it to the Transfer Agent as instructed. Make sure the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should speak to a representative of the Transfer Agent upon arriving at the Meeting.

Q10.  How do I vote if I am a NON-REGISTERED shareholder?

A10. If you are a non-registered shareholder, you should receive a voting instruction form with this Circular. Non-registered shareholders hold their Common Shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your DragonWave shares may provide you with a signed form of proxy, in place of a voting instruction form, which you must complete by using one of the methods outlined in that form. The voting instruction form or the signed form of proxy provided by your intermediary will constitute voting instructions that the intermediary must follow and should be returned in accordance with the instructions set out in the applicable form to ensure your vote is counted at the Meeting. Your voting instruction form may allow you to provide your voting instructions (i) by telephone, (ii) on the Internet, (iii) by facsimile or (iv) by mail.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your Common Shares in person, or have another person attend and vote your Common Shares on your behalf, you should fill out your own name, or the name of your appointee, in the space provided in the voting instruction form or the signed form of proxy. An intermediary's signed form of proxy will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully read the instructions provided by the intermediary and contact the intermediary promptly if you need assistance.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

A non-registered shareholder may revoke a proxy or voting instructions which have been previously given to an intermediary by written notice to the intermediary. In order to ensure that the intermediary acts upon a revocation, the written notice of revocation should be received by the intermediary well in advance of the Meeting.

Q11.  What does it mean to appoint a proxyholder?

A11. Your proxyholder is the person that you appoint to cast your votes for you. Signing the form of proxy appoints Claude Haw, the Chair of the Board, or failing him, Peter Allen, the Chief Executive Officer of the Corporation, or failing him, Russell Frederick, the Chief Financial Officer of the Corporation, as your proxyholder to vote your Common Shares at the Meeting. You can choose anyone you want to be a proxyholder. A shareholder has the right to appoint a proxyholder (who is not required to be a shareholder) other than any person or company designated in the proxy, to attend and act on such shareholder's behalf at the Meeting, either by inserting such other desired proxyholder's name in the blank space provided on the proxy and deleting the names thereon, or by substituting another proper form of proxy. If you write the name of another person in the form of proxy, please ensure that the person that you have appointed will be attending the Meeting and is aware that he or she will be voting your Common Shares. If the proxyholder does not attend the Meeting, those votes will not be counted. Proxyholders should speak to a representative of the Transfer Agent upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, Claude Haw, Peter Allen or Russell Frederick will be authorized to act and vote for you at the Meeting. The form of proxy confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations of matters identified in the Notice of Meeting or any adjournment or postponement of the Meeting or other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting. As of the date of this Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting.

Q12.  How will my shares be voted if I give my proxy?

A12. On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking VOTE FOR, WITHHOLD FROM VOTING or VOTE AGAINST, as applicable), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the form of proxy shall vote your Common Shares as follows:

☑	FOR the election as directors of the proposed nominees whose names are set out in this Circular.
☑	FOR the reappointment of Ernst & Young LLP as the auditor of the Corporation at remuneration to be fixed by the Board.
☑	FOR the resolution in the form attached as Appendix A approving the adoption of the Share Based Compensation Plan, a copy of which is attached as Appendix B.

IN THE ABSENCE OF INSTRUCTIONS, THE DRAGONWAVE COMMON SHARES REPRESENTED BY A PROPERLY COMPLETED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S DIRECTOR NOMINEES, THE REAPPOINTMENT OF THE AUDITOR AND THE RESOLUTION ADOPTING THE SHARE BASED COMPENSATION PLAN AS INDICATED IN THIS CIRCULAR.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Q13.  How do I revoke a proxy?

A13. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy under subsection 148(4) of the Canada Business Corporations Act (the "CBCA") by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or if the shareholder is a corporation, by an authorized officer or attorney of the corporation authorized in writing), either at DragonWave's registered office (located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9) at any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting. Upon either of such deposits the proxy will be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such form of proxy.

Q14.  Who can help answer my other questions?

A14. If you have any additional questions about the Meeting, including the procedures for voting your Common Shares, or you would like additional copies, without charge, of this Circular, you should contact the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9, 613-599-9991. If your broker holds your Common Shares, you may also call your broker for additional information.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Common Shares are the only class of shares of the Corporation authorized and, therefore, the only shares eligible to vote at the Meeting. As of the date of this Circular there are 58,213,563 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date and the date of this Circular, no person or Corporation beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to the outstanding Common Shares other than as follows:

Name of Shareholder	Number of Common Shares Owned, Controlled or Directed	Percentage of Outstanding Common Shares Owned, Controlled or Directed

Timothy J. McDonald	6,566,778	11.28%

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended February 28, 2014, and the accompanying auditors' report will be presented to the Meeting, in accordance with the provisions of the CBCA. Such financial statements and auditors' report were mailed, together with management's discussion and analysis for the year ended February 28, 2014, to shareholders who requested such financial statements, together with this Circular. In accordance with the provisions of the CBCA, the audited consolidated financial statements and the auditors' report thereon will not be voted on at the Meeting.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is five. Each of the nominees listed below was elected as a director of the Corporation at the Corporation's previous annual meeting of shareholders except for independent nominee Robert Pons, who was appointed to the Board effective December 6, 2013. Upon the appointment of Mr. Pons, seven directors comprised the Board and following the Meeting, if all of the director nominees of management are elected, there will be five directors on the Board, as two of the current directors, Mr. Jean-Paul Cossart and Mr. Russell Frederick, will not stand for re-election at the Meeting. Each nominee has established his or her eligibility and willingness to serve on DragonWave's Board. The Directors are to be elected in accordance with our majority voting policy (see "Statement of Corporate Governance Practices — Majority Voting for Directors"). Directors are elected to serve until the next annual meeting of shareholders of DragonWave or until their successors are elected or appointed. The names of the proposed nominees for election as directors, together with details of their backgrounds and experience, can be found below under "Information about DragonWave's Director Nominees".

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE FOR THE ELECTION OF EACH OF THE DIRECTORS WHOSE NAMES ARE SET FORTH ON THE FOLLOWING PAGES. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE NOMINEES IS UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

Information about DragonWave's Director Nominees

The articles of the Corporation (the "Articles") provide that the Board shall consist of not less than one (1) and not more than ten (10) directors. Notwithstanding the Articles, the CBCA requires the Corporation to have a minimum of three directors. The number of directors within the range prescribed by the Articles and the CBCA

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

is determined, in accordance with the Corporation's by-laws and organizational resolutions, by a resolution of the Board. In accordance with the Articles and the CBCA, the Board may, without shareholder approval, appoint up to two directors to hold office until the next annual meeting of shareholders. As noted above, effective December 6, 2013, Mr. Pons was appointed to the Board.

The following tables set out, among other things, the name of each person proposed to be nominated for election, as well as other pertinent information, including principal occupation or employment, all major positions and offices presently held in the Corporation, the year first elected a director of the Corporation (if applicable), the number of Common Shares and options to purchase Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person as of May 23, 2014, biographical information of each nominee, any Board committee memberships of each nominee, a record for attendance of Board and committee meetings for the fiscal year ended February 28, 2014, and information regarding directorships on other public boards of directors. For additional information see also "Compensation of Directors".

All dollars figures are represented below in US dollars ("USD"). For payments or income earned in foreign currencies, the rates used to translate are the average rate for the 2014 fiscal year: Canadian dollars to USD is 0.9579 (1.0439); Euros to USD is 1.3274 (0.7533); Great Britain pounds sterling to USD is 1.5690 (0.6373).

Claude Haw (Chair), Ottawa, Ontario, Canada Common Shares: Nil Options: 54,860 Board details: • Director since 2003 • Independent	Claude Haw is President of Venture Coaches, a private consulting and investment company, which he founded in 2000. From 2009 to 2011 he was President and Chief Executive Officer of the Ottawa Centre for Research and Innovation (OCRI), Ottawa's leading economic development organization. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa based venture capital firm. Prior to Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation ("Newbridge"), including Vice President of Corporate Business Development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Networks Corporation and Leigh Instruments Ltd. Mr. Haw holds a Bachelor of Electrical Engineering degree from Lakehead University in Thunder Bay, Ontario, Canada and has completed the Canadian Securities Course. He has completed the ICD Director Education Program and attained the ICD.D designation in 2012. Mr. Haw was also recognized for his contribution to Canadian innovation with the Queen Elizabeth II Diamond Jubilee Medal in 2012.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board (Chair)	19/19	38/38	100%	Year Ended	Amount
Audit Committee	4/4			February 28, 2014	$113,127
Compensation Committee	4/4
Nominating and Governance Committee (Chair)	2/2
Strategy Committee (Chair)	9/9

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Edgewater Wireless Systems Inc.	2012 - Present	Audit Committee	Nil

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Peter Allen, Ottawa, Ontario, Canada President and CEO, DragonWave Common Shares: 458,662 Options: 368,000 Board details: • Director since 2004 • Not Independent (President and CEO of DragonWave)	Prior to joining DragonWave in 2004, Peter Allen was President and CEO of Innovance Inc. ("Innovance"), a private reconfigurable optical networking company. Prior to 2000, Peter was the Vice President of Business Development for the Optical Networks Division of Nortel Networks Limited ("Nortel"), holding leadership responsibility for Nortel's optical components business as well as business development responsibility for system activities. At Nortel, Peter led a 5,000-employee global operation spanning R&D, manufacturing and sales and marketing. Peter has also held managerial positions at Ford Motor and Rothmans International plc, and has lived and worked in North America, Europe and Africa.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation(1)

Board	19/19	19/19	100%	Year Ended	Amount
				February 28, 2014	$541,519

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Nil	—	—	—

(1)
Includes executive compensation. Mr. Allen is not separately compensated for acting as a director. See "Summary Compensation Table" for further details with respect to Mr. Allen's compensation.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Cesar Cesaratto, Gatineau, Quebec, Canada Common Shares: Nil Options: 28,000 Board details: • Director since June 12, 2012 • Independent	Mr. Cesaratto has more than 35 years of experience in the Canadian technology industry. Mr. Cesaratto joined Nortel Networks Corporation, a communications equipment manufacturing company, in 1970 and assumed increasingly senior management roles during his 31 year career with Nortel, culminating in the role of President, Wireless Solutions for Europe, Middle East and Africa. Mr. Cesaratto retired from Nortel in 2001 and has continued to be active in the technology sector. He is currently a member of an angel investment group dedicated to the development of technology start-up companies in the Ottawa area. He was a director of Tundra Semiconductor (2007 to 2009) and Breconridge Manufacturing Solutions (2007 to 2010) and is currently Chairman of the board of directors of Applied Micro Circuits Corporation. Mr. Cesaratto holds a Bachelor of Engineering in Electrical Engineering from McGill University.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	19/19	34/34	100%	Year Ended	Amount
Compensation Committee (Chair)	4/4			February 28, 2014	$62,475
Nominating and Governance Committee	2/2
Strategy Committee	9/9

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Applied Micro Circuits Corporation	April 2002 - Present	Chairman of the Board, Chairman of Compensation Committee, member of Governance and Nominating Committee	Nil
Tundra Semiconductors Corporation	July 2007 - June 2009	Member of Audit Committee, member of Human Resources, Governance and Nominating Committee

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Lori O'Neill Ottawa, Ontario, Canada Common Shares: Nil Options: 14,500 Board details: • Director since June 13, 2013 • Independent	Lori O'Neill is a Chartered Professional Accountant and Certified Public Accountant (Illinois). She retired from a global professional services firm in 2012 after over 24 years of service, 16 years as partner, serving growth companies from startup to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the United States. Ms. O'Neill currently provides consulting services to growth companies. Ms. O'Neill serves as board member and chair of the Audit and Risk Management Committee of the Ontario Lottery and Gaming Corporation, board member and chair of the Audit Committee of Defence Construction Canada, co-chair of the Executive Committee of the Ottawa Chapter of the Institute of Corporate Directors, is a member of the board of directors of the University of Ottawa Heart Institute, the board of governors of Ashbury College, the board of directors of Startup Canada, the board of directors of Face 2 Face, the finance committee of the Stem Cell Network, an advisory board for the Dean of the Sprott School of Business and a faculty member of Lead To Win. Ms. O'Neill graduated Carleton University with a Bachelor of Commerce Highest Honours in 1988, achieved her CA designation in 1989, her CPA designation in 2003, was recognized as "Top Forty under Forty" in 1999 by Ottawa Business Journal, and completed the ICD Director Education Program attaining the ICD.D designation in 2012.

Board/Committee Membership	Attendance(1)	Attendance (Total)		Total Compensation

Board	13/13	20/20	100%	Year Ended	Amount
Audit Committee	3/3			February 28, 2014	$51,833
Nominating and Governance Committee	1/1
Strategy Committee	3/3(2)

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Nil	—	—	—

(1)
Ms. O'Neill was elected to the Board on June 13, 2013.
(2)
Ms. O'Neill served on the Strategy Committee between June 13, 2013 and January 10, 2014.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Robert Pons Philadelphia, Pennsylvania, United States Common Shares: Nil Options: 7,250 Board details: • Director since December 6, 2013 • Independent	Mr. Pons has more than 30 years of experience in the global telecommunications industry in both services and technology. He is currently the Executive Chairman of HC2 Holdings Inc. (formerly PTGi Holdings, formerly Primus Telecommunications), a wholesale international long distance carrier. He is also the Vice-Chairman of MRV Communications Inc., and serves on the board of Concurrent Computer Corp. a global leader in multi-screen video delivery, media data management and monetization. From February 2011 to April 2014, he served as Chairman of Live Micro Systems, Inc. (formerly Livewire Mobile), which was a comprehensive one-stop digital content solution for mobile carriers. From January 2008 until February 2011, Mr. Pons was Senior Vice President of TMNG Global, a leading provider of professional services to the converging communications media and entertainment industries and the capital formation firms that support it. From January 2004 until April 2007, Mr. Pons served as President and Chief Executive Officer of Uphonia Inc. (previously SmartServ Online, Inc.), a wireless applications service provider. From August 2003 until January 2004, Mr. Pons served as Interim Chief Executive Officer of SmartServ Online, Inc. on a consulting basis. From March 1999 to August 2003, he was President of FreedomPay, Inc., a wireless device payment processing company. During the period January 1994 to March 1999, Mr. Pons was President of Lifesafety Solutions, Inc., an enterprise software company. Mr. Pons has over 30 years of management experience with telecommunications companies including MCI Inc., Sprint Inc. and Geotek Inc. Mr. Pons received a B.A. degree with honors from Rowan University. As a pioneer in the telecommunications industry, Mr. Pons brings to the Board his experience as a senior level executive working in the telecommunications industry.

Board/Committee Membership	Attendance(1)	Attendance (Total)		Total Compensation

Board	1/1	4/4	100%	Year Ended	Amount
Strategy Committee	3/3			February 28, 2014	$11,736

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

HC2 Holdings Inc.	September 2011 - Present	Executive Chairman (since January 2014)	—
Concurrent Computer Corp.	July 2012 - Present	Member of Compensation Committee
MRV Communications Inc.	October 2011 - Present	Vice-Chairman (since January 2012), Chairman of the Governance Committee, and member of Compensation Committee
Live Micro Systems, Inc.	February 2011 - April 2014	Chairman

(1)
Mr. Pons was appointed to the Board on December 6, 2013.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Cease Trade Orders and Bankruptcies

Peter Allen, one of our directors and our President and Chief Executive Officer, was a director and the President of Innovance, a private, venture capital funded company that developed photonics networking solutions. On December 23, 2003, Innovance filed a Notice of Intent to make a proposal pursuant to Part III of the Bankruptcy and Insolvency Act (Canada) (the "BIA"). PricewaterhouseCoopers LLP consented to act as proposal trustee. On July 12, 2004, a majority of the creditors of Innovance voted to accept the proposal, and the proposal received court approval on September 16, 2004. The proposal trustee reported in the applicable court materials that there was no conduct of Innovance that was subject to censure, and no irregular facts to report in accordance with Section 173 of the BIA.

Cesar Cesaratto, was a director of Metconnex Canada Inc. and Metconnex US Inc. (collectively, "Metconnex") from 2005 to 2006. The names of Metconnex Canada Inc. and Metconnex US Inc. were subsequently changed to 4061101 Canada Inc. ("406") and 422875 Delaware Corp., respectively. On September 28, 2006, 406 filed a Notice of Intention to Make a Proposal naming Doyle Salewski Inc. as Trustee. On October 11, 2006, Doyle Salewski Inc. was appointed Interim Receiver of 406 pursuant to an Order of the Superior Court of Justice (Ontario). The assets of 406 were realized upon by the Interim Receiver and excess funds after payment to all secured creditors were paid to the proposal Trustee to fulfill the terms of the proposal filed by 406 on March 27, 2007.

None of the proposed nominees for director or the officers of the Corporation have been subject to a corporate cease trade or similar order.

Director Independence

The following table summarizes the independence status under National Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Guidelines, and NASDAQ rules (including for members of the Audit Committee, the independence requirements under Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended), as determined by the Board, of the nominees for the Corporation's Board and provides further details regarding those directors who are deemed "not independent".

Name of Director	Independent	Not Independent	Reasons Not Independent

Claude Haw (Chair)	X

Peter Allen		X	President and Chief Executive Officer of the Corporation

Cesar Cesaratto	X

Lori O'Neill	X

Robert Pons	X

Other Information Regarding Director Nominees

See the sections titled "Compensation of Directors" and "Statement of Corporate Governance Practices" below for further information regarding the Board.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

REAPPOINTMENT OF INDEPENDENT AUDITOR

On the recommendation of the Audit Committee, management proposes to present a resolution to appoint Ernst & Young LLP, Chartered Accountants, as the auditor of the Corporation for the fiscal year ending February 28, 2015, to hold office until the close of the next annual meeting of shareholders at remuneration to be fixed by the Board. Ernst & Young LLP was first appointed as auditor of the Corporation in 2000.

Directors' Recommendation

The Board of Directors recommends a vote FOR the appointment of Ernst & Young LLP as DragonWave's auditor for the ensuing year at remuneration to be fixed by the Board.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP AS THE AUDITOR OF THE CORPORATION. IN ORDER TO BE EFFECTIVE, THE RESOLUTION APPOINTING THE AUDITOR MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 APPROVAL OF THE ADOPTION OF THE SHARE BASED COMPENSATION PLAN

At the Meeting, shareholders will be asked to consider, and if deemed advisable, to approve the adoption of the Share Based Compensation Plan which will replace the Stock Option Plan. If shareholders approve the adoption of the Share Based Compensation Plan, no further options will be granted under the Stock Option Plan, but all options previously granted under the Stock Option Plan will remain outstanding in accordance with their terms. If shareholders do not approve the adoption of the Share Based Compensation Plan, the Stock Option Plan will remain in place and the Board will continue to grant options pursuant to the Stock Option Plan. If the Share Based Compensation Plan is approved at the Meeting, it will be subject to re-approval by shareholders at a duly authorized meeting no later than on June 20, 2024.

All options previously granted under the Stock Option Plan will continue to be governed by the terms of the Stock Option Plan, whether the Share Based Compensation Plan is approved for adoption or not.

Subject to adjustment pursuant to the terms of the Share Based Compensation Plan, the maximum aggregate number of Common Shares that may be subject to issuance at any given time in connection with awards granted under the Share Based Compensation Plan shall not exceed a number equal to 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) at the time of any award grant, provided that the maximum number of Bonus Shares (as defined in the Share Based Compensation Plan) issued in any 12 month period shall not exceed 1.0% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) at the time of the grant of Bonus Shares. For purposes of computing the foregoing limits, Common Shares issuable upon the exercise of options granted under the Stock Option Plan that are outstanding on the date of the Meeting shall be counted against the 10% limit under the Share Based Compensation Plan.

As of the date of this Circular, 58,213,563 Common Shares are issued and outstanding and 10% of the total number of issued and outstanding Common Shares is equal to 5,821,356 Common Shares. As of the date of this Circular, options to purchase 3,182,681 Common Shares (representing approximately 5.47% of the issued and outstanding Common Shares at the date of this Circular) are outstanding under the Stock Option Plan. As a result, if shareholders approve the adoption of the Share Based Compensation Plan, 2,638,675 Common Shares (representing approximately 4.53% of the issued and outstanding Common Shares at the date of this Circular) would be available for grant in respect of future awards under the Share Based Compensation Plan. This percentage is the same as the current availability for awards of options under the Stock Option Plan. The Stock Option Plan is an "evergreen" plan, meaning that Common Shares issued pursuant to the exercise of options are available for re-grant under Stock Option Plan. The Share Based Compensation Plan is also an "evergreen"

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

plan, and as such Common Shares issued pursuant to awards under the Share Based Compensation will be available for re-grant under such plan, subject to certain limits set out in the Share Based Compensation Plan.

The Share Based Compensation Plan was approved by the Board on May 14, 2014, subject to shareholder approval.

The Share Based Compensation Plan is designed to allow for a broad range of equity-based compensation awards, that will, among other things, provide the Corporation with the flexibility to compensate key employees. The Board believes that equity-based compensation aligns the interests of directors, executives and key employees with the interests of shareholders. The Share Based Compensation Plan will advance the interests of the Corporation by encouraging Employees, Consultants and Non-Employee Directors (as defined in the Share Based Compensation Plan) to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally, (iii) encouraging such persons to remain associated with the Corporation, and (iv) furnishing such persons with additional incentive in their efforts on behalf of the Corporation. The Board also contemplates that through the Share Based Compensation Plan, the Corporation and its related entities will be better able to compete for and retain the services of the individuals needed for the continued growth and success of the Corporation.

If shareholders approve the Share Based Compensation Plan, for all employees (including the Corporation's officers), the compensation mix between options, performance share units ("PSUs") and restricted share units ("RSUs") will be established by the Corporation in accordance with its determination of the appropriateness of allocation of component parts of total compensation, having regard for individual circumstances, but in keeping with the Corporation's compensation philosophy. The compensation mix may be altered by the Corporation, having regard to industry circumstances, including level of competitiveness for the various skills demanded in the marketplace.

The following disclosure is a summary of the Share Based Compensation Plan and is qualified in its entirety by reference to the Share Based Compensation Plan, a copy of which is set out in Appendix B to this Circular. Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Based Compensation Plan. The following is not a comprehensive discussion of all of the terms and conditions of the Share Based Compensation Plan. Readers are advised to review the full text of the Share Based Compensation Plan to fully understand all terms and conditions of this plan.

As described above, subject to the adjustment provisions provided for in the Share Based Compensation Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to the Share Based Compensation Plan shall not exceed 10% of the issued and outstanding Common Shares, provided that the maximum number of Bonus Shares (as defined in the Share Based Compensation Plan) issued in any 12 month period shall not exceed 1.0% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis). Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Share Based Compensation Plan will increase accordingly. For purposes of calculating the available pool of Common Shares for awards under the Share Based Compensation Plan, Common Shares issuable upon the exercise of options granted under the Stock Option Plan that are outstanding as of June 20, 2014 will not be available for grant. However, the following will not be counted in calculating the available pool of Common Shares:

  (i)
  Common Shares issued pursuant to the exercise of options granted under the Share Based Compensation Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

  (ii)
  Common Shares issued pursuant to the exercise of options granted under the Stock Option Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

  (iii)
  Common Shares issued pursuant to the settlement of vested awards, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

  (iv)
  Bonus Shares (as defined in the Share Based Compensation Plan);

  (v)
  Common Shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase pursuant to an Option granted under the Share Based Compensation Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan; and

  (vi)
  Common Shares which by reason of the expiration without vesting of a PSU, RSU, or DSU (as defined below), or by reason of the cancellation of a PSU, RSU or DSU are no longer subject to issuance, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan.

For purposes of the above, if an award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such award or to which such award relates will be counted on the date of grant of such award against the aggregate number of Common Shares available for granting awards under the Share Based Compensation Plan.

Common Shares will not be deemed to have been issued pursuant to the Share Based Compensation Plan with respect to any portion of an award that is settled in cash.

The proposed Share Based Compensation Plan includes provision for granting of PSUs, RSUs, deferred share units ("DSUs"), Bonus Shares (as defined in the Share Based Compensation Plan) and options to purchase Common Shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering Common Shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the Common Shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion.

All awards granted pursuant to the Share Based Compensation Plan will be subject to all statutory tax withholdings under applicable tax laws.

PSUs. PSUs are performance based share units which are granted to participants in the Share Based Compensation Plan based on either individual and corporate performance criteria, or a combination thereof. Performance objectives are established at the beginning of each fiscal year and the participant is awarded a number of share units based on measured performance against these objectives at the end of the year. The share units are paid out to the participant at some later date but no later than three years from the year in which the PSUs were granted. Subject to the terms of any applicable grant, non-vested PSUs are forfeited if the participant voluntarily leaves his or her employment with the Corporation.

The Corporation believes that PSUs will provide it with a transparent and objective tool for rewarding performance, while providing participants with a defined incentive award.

RSUs. RSUs are share units which are granted to participants which vest over time. RSUs may, at the discretion of the Board or the Compensation Committee, include performance objectives. The share units are paid out to the participant at some later date but no later than three years from the year in which the RSUs were granted. Subject to the terms of any applicable grant, non-vested RSUs are forfeited if the participant voluntarily leaves his or her employment with the Corporation.

DSUs. The proposed Share Based Compensation Plan also makes provision for the use of DSUs as payment of directors' fees. A DSU is a notional share that has the same value as one Common Share. Under the proposed

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

plan, directors may choose, with the consent of the Corporation, and subject to restrictions and procedures imposed by applicable law, to take all or part of their fees in DSUs.

DSUs may be paid out to directors as Common Shares in the Corporation or in cash, at the discretion of the Board, when they retire from the Board. Subject to compliance with applicable tax laws, a retiring director may be able to defer the payment of such awards and decide to receive all or a portion of the cash payout the following year. The Corporation believes that the use of DSUs can have the advantage of encouraging higher levels of share ownership by the directors, thereby aligning their interests more closely with that of the Corporation while also preserving cash for the Corporation.

Bonus Shares. The proposed Share Based Compensation Plan permits Common Shares to be issued as a discretionary bonus to participants. The maximum number of Common Shares issued as Bonus Shares in any 12 month period cannot exceed 1.0% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

Administration. Under the Share Based Compensation Plan, the Board may, at any time, appoint a committee to, among other things, interpret, administer and implement the Share Based Compensation Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board may prescribe, consistent with the Share Based Compensation Plan. The Compensation Committee will administer the Share Based Compensation Plan.

Eligible Persons. Under the Share Based Compensation Plan, awards may be granted to any Non-Employee Director, Officer, Employee or Consultant (all as defined in the Share Based Compensation Plan), or any of its Related Entities (as defined in the Share Based Compensation Plan). As used in this summary and the Share Based Compensation Plan, a participant is an eligible person to whom an award has been granted under the Share Based Compensation Plan. With regard to options granted to participants who are subject to the tax rules imposed by the United States Internal Revenue Code of 1986, as amended (the "IRC"), the options may be either "incentive stock options" (as defined in Section 422 of the IRC or "nonstatutory stock options." Under the IRC, the maximum number of options which can first become eligible to be exercised in any calendar year is limited to U.S. $100,000 (based on the fair market value of the Common Shares on the date of grant). Any amount in excess of this figure will be nonstatutory stock options.

Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee but under no circumstances can the exercise price at the time of the grant be less than the fair market value of the Common Shares determined in accordance with the terms of the Share Based Compensation Plan. The exercise price of "incentive stock options" (as defined in Section 422 of the IRC) granted to shareholders owning 10% or more of the Corporation must equal 110% of the fair market value of the Common Shares on the date of grant.

Term of Options. Subject to certain extensions in the case of a blackout period, the term of options granted will be determined by the Board or the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be the earlier of: (i) the date which is the 10th anniversary of the date on which such option is granted; and (ii) the last date permitted under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject. Any "incentive stock option" (as defined in Section 422 of the IRC) granted to a 10% shareholder in the preceding paragraph may have a maximum term of only five years.

Limit on Incentive Stock Option Awards. The maximum number of Common Shares issuable upon the exercise of "incentive stock options" (as defined in Section 422 of the IRC) under the Share Based Compensation Plan is 2,100,000.

Vesting of PSUs and RSUs. The Board or the Compensation Committee may determine the vesting schedule of any PSU or RSU at the time of grant. PSUs vest based on performance criteria as determined by the Board or Compensation Committee. RSUs generally vest in three annual increments. Subject to the terms of any

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

applicable grant in the event that the participant terminates employment with the Corporation or its subsidiaries by reason of Eligible Retirement (as defined in the Share Based Compensation Plan), death or total disability (as determined by the Compensation Committee in good faith) (each an "Accelerated Vesting Event"), the non-vested PSU or RSU will: (i) in the case of Eligible Retirement or death being the Accelerated Vesting Event, immediately become 100% vested, or (ii) in the case of total disability being the Accelerated Vesting Event, vest on the sixtieth (60th) day following the participant's termination.

Subject to the terms of any applicable grant if the participant terminates employment with the Corporation and its subsidiaries for any reason other than such Eligible Retirement, total disability or death or termination without cause, any non-vested PSUs and/or RSUs granted thereunder will be immediately cancelled without liability or compensation therefor and be of no further force and effect. For clarity, where the participant voluntarily terminates his/her employment with the Corporation or is otherwise terminated by the Corporation for cause, all non-vested PSUs and RSUs of the participant shall be immediately cancelled without compensation or liability therefor and be of no further force and effect.

Settlement of Vested Units. Payment to the participant in respect of vested RSUs or PSUs will be as soon as practicable following the date on which the RSUs or PSUs become vested; provided that the settlement date shall not be later than the third anniversary of the date of grant and all payments in respect of vested units in the participant's notional account maintained by the Corporation shall be paid in full on or before December 31 of the same calendar year.

Vesting of DSUs. Subject to the vesting provisions otherwise stipulated by the Board or the Compensation Committee, where a participant is terminated for cause or where a non-employee director resigns or is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Compensation Committee, all unvested DSUs in the participant's notional account maintained by the Corporation shall be immediately cancelled without liability or compensation therefor and be of no further force and effect (unless otherwise determined by the Compensation Committee).

Assignability. Awards granted under the Share Based Compensation Plan are non-transferable and non-assignable to anyone other than to the estate of a participant in the event of death and then only in accordance with the terms of the Share Based Compensation Plan.

Procedure for Amending. The Share Based Compensation Plan may be amended, altered or discontinued by the Board at any time, subject to obtaining any necessary approval of any applicable regulatory authority including, any rules imposed by any stock exchange or other quotation system upon which the Common Shares are traded, and to the extent otherwise imposed by applicable law and/or the rules of such stock exchange or other quotation system, and such amendment, alteration, or discontinuance shall be subject to the approval of the shareholders in accordance with the rules, regulations and policies of any applicable stock exchange at a duly constituted meeting of shareholders of the Corporation. In addition to the extent necessary or desirable to comply with applicable law or any rules imposed by any stock exchange or quotation system upon which the Common Shares are traded, the Share Based Compensation Plan shall be subject to the re-approval of shareholders of the Corporation pursuant to a duly authorized meeting of shareholders no later than June 20, 2024.

Other Material Information. Appropriate adjustments to the Share Based Compensation Plan and to awards granted thereunder will be made by the Corporation to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of share dividends or other prescribed changes in the Corporation's capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a Change of Control, the Board or the Compensation Committee may, subject to the terms of any applicable grant, take any action with respect to outstanding awards that it deems necessary or desirable, including the acceleration of any vesting provisions.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Form of Resolution and Vote Required

A copy of the full text of the resolution to approve the adoption of the Share Based Compensation Plan is set out in Appendix A to this Circular. In order to be effective the resolution requires the approval of the majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

Directors' Recommendation

The Board of Directors has determined that the Share Based Compensation Plan is in the best interests of the Corporation and its shareholders and, therefore, recommends that the shareholders vote FOR the resolution attached as Appendix A approving the adoption of the Share Based Compensation Plan.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE RESOLUTION APPROVING THE ADOPTION OF THE SHARE BASED COMPENSATION PLAN IN THE FORM ATTACHED AS APPENDIX A. IN ORDER TO BE EFFECTIVE, THE RESOLUTION MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 COMPENSATION OF DIRECTORS

General Compensation Principles for Directors

Compensation for directors of the Corporation is determined by the full Board, based on recommendations from the Compensation Committee of the Board. In determining appropriate compensation for directors, the Board and the Compensation Committee consider risks and responsibilities assumed by the directors as well as prevailing market conditions and practices. The Compensation Committee takes a broad approach to assessing comparative market references and applies its business judgment in making compensation decisions. The Board and the Compensation Committee also take into account factors such as the director's committee membership(s), the time commitment associated with acting in this capacity, and the director's background experience and skill set. Accordingly, compensation may vary by director.

Compensation Review

The charter for the Compensation Committee of the Board provides that the Compensation Committee shall periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board. The independent review of the compensation of the Board that would normally have taken place in early 2013 was deferred to early 2014 and has again been deferred as the Corporation is currently undertaking a number of measures to control expenses, and the Board did not feel that adding costs for external compensation review was the best use of funds in the near term.

During the fiscal year ended February 28, 2014, in keeping with its charter, the Compensation Committee reviewed the compensation of the Board. Based on that review, the Compensation Committee recommended that no changes be made to the compensation policy of the Corporation with respect to directors.

In May 2014, the Compensation Committee conducted an internal review of management and director compensation, and based on that review, recommended the following:

1.
the adoption of a Share Based Compensation Plan to provide for, among other equity incentives to employees and other eligible participants, the possibility for the issuance of deferred share units to non-employee directors in lieu of a portion of cash compensation; and

2.
a further review of Management and Board compensation to be completed during the first half of the fiscal year ending February 28, 2015.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

The Compensation Committee recommended the adoption of the Share Based Compensation Plan for the following reasons:

  •
  the Share Based Compensation Plan would provide the Corporation flexibility in designing various equity-based compensation arrangements for the employees, officers, consultants and non-employee directors of the Corporation;
  •
  it would assist us to attract and retain individuals with experience and ability to serve as members of our Board; and
  •
  it could allow our directors to participate in our long-term success while conserving cash.

The Board accepted the recommendation of the Compensation Committee and, at the Meeting, in accordance with the applicable rules of NASDAQ, shareholders will be asked to pass a resolution, the form of which is attached as Appendix A, approving the adoption of the Share Based Compensation Plan. See "Approval of the Adoption of the Share Based Compensation Plan" above.

If the adoption of the Share Based Compensation Plan is approved by shareholders at the Meeting, the compensation policy for the award of options to independent directors may change.

On May 8, 2013, the Board, on the recommendation of the Compensation Committee, approved a new policy with respect to options to purchase Common Shares granted to independent directors which provides that, as of May 8, 2013, the vesting provisions of new grants of options to independent directors will provide for full vesting of such options in connection with a change of control of the Corporation. The Board believes that the new vesting policy is in keeping with industry standards and is required in order to attract and retain high quality candidates for the Board. No change of control of the Corporation is currently contemplated.

The Compensation Committee assessed the Corporation's director compensation policy in February 2010, when the Compensation Committee reviewed the policy with a view to aligning overall directors' compensation with prevailing market conditions. To assist in this review, the Corporation retained Towers Watson & Co. ("Towers Watson") in April, 2010 to make recommendations and perform a compensation benchmarking study (the "Towers Watson Report"). As a result of the Compensation Committee's review in 2010 of director compensation, and after taking account of the Towers Watson Report and other factors, the Board concluded to re-align directors' cash compensation for the fiscal year ended February 29, 2011 such that the directors receive a retainer and additional amounts depending on their committee roles and participation and number of meetings attended.

Each element of the cash compensation was targeted at the 50th percentile of the benchmark companies. The compensation policy for the award of options to independent directors, being an annual grant of between 0.025% and 0.05% of outstanding Common Shares to each independent director, remained unchanged as a result of the review; provided that, pursuant to the Stock Option Plan amendments approved by the shareholders at the 2010 Annual and Special Meeting of shareholders of the Corporation held on June 15, 2010, grants of options to "Non-Executive Directors" (defined as any director of the Corporation or a related entity who is not also an employee of the Corporation or an employee of a related entity) in their capacity as such shall be limited, for each Non-Executive Director, to a grant in each fiscal year of the Corporation of options with an award value, together with any other equity award (as defined in the Stock Option Plan) in that fiscal year, not exceeding $100,000, calculated using the Black-Scholes methodology or, in the discretion of the Plan Administrator, such other methodology as may be prescribed under generally accepted accounting principles, at the date of grant. As provided in the Compensation Committee's charter, the Compensation Committee will conduct further periodic reviews of director compensation in the future and may recommend further adjustments based on then-prevailing market conditions, succession planning, the scope of a director's duties, and other relevant factors. If shareholders approve the adoption of the Share Based Compensation Plan, the limits on grants of options to independents directors will no longer be applicable. See Appendix B to this Circular for a copy of the proposed Share Based Compensation Plan.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

In the fiscal years ended February 29, 2012 through February 28, 2014, no fees were paid to any consultant or advisors for services related to compensation matters.

DragonWave has not, since the completion of its fiscal year ended February 28, 2014, retained any consultant or advisor to assist the Board or the Compensation Committee in determining compensation for any of its directors or executive officers.

Director Compensation Table for Fiscal Year Ended February 28, 2014

The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Peter Allen and Russell Frederick, who are not separately compensated for their service as directors and whose compensation is reflected in the "Summary Compensation Table" under "Information on Executive Compensation" below) for the financial year ended February 28, 2014.

Name of Director	Fees Earned(1)		Option Based Awards(2)	All other compensation	Total compensation

Claude Haw (Chair)	$95,904		$17,223	Nil	$113,127

Jean-Paul Cossart(3)	$47,073	(4)	$17,223	Nil	$64,296

Cesar Cesaratto	$45,252		$17,223	Nil	$62,475

Lori O'Neill	$30,582		$21,251	Nil	$51,833

Robert Pons(5)	$5,000	(6)	$6,736	Nil	$11,736

(1)
All compensation, with the exception of Mr. Cossart and Mr. Pons, is paid in CAD dollars.

(2)
Option based award values are calculated at their market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted as a US generally accepted accounting standard. The Black-Scholes methodology considers various factors including historical share prices, price volatility and interest rates.

(3)
Mr. Cossart will not stand for re-election at the Meeting.

(4)
Mr. Cossart's compensation is paid in Euros ("EUR").

(5)
Mr. Pons was appointed to the Board on December 6, 2013.

(6)
Mr. Pons's compensation is paid in US dollars.

Outstanding Option-Based Awards for Directors as at February 28, 2014

The following table sets forth all unexercised options outstanding as of February 28, 2014 for each director of the Corporation (other than Peter Allen and Russell Frederick whose unexercised options are reflected in the table

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

titled "Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2014" under "Information on Executive Compensation" below).

Name of Director	Number of Common Shares underlying unexercised options	Option exercise price (CAD $)	Option expiration date	Aggregate value of unexercised in-the- money options as at February 28, 2014 (US $)(1)(2)

Claude Haw (Chair)	14,500	$2.24	May 8, 2018	Nil
	13,500	$2.94	July 11, 2017
	14,860	$6.04	June 15, 2015
	12,000	$6.77	May 11, 2016

Jean-Paul Cossart(3)	14,500	$2.24	May 8, 2018	Nil
	13,500	$2.94	July 11, 2017
	14,279	$5.83	July 21, 2014
	10,860	$6.04	June 15, 2015
	12,000	$6.77	May 11, 2016

Cesar Cesaratto	14,500	$2.24	May 8, 2018	Nil
	13,500	$2.94	July 11, 2017

Lori O'Neill	14,500	$2.80	June 13, 2018	Nil

Robert Pons	7,250	$1.68	January 13, 2019	Nil

(1)
The closing market price of the Common Shares on the Toronto Stock Exchange (the "TSX") on February 28, 2014 was $1.53 CAD per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2014 fiscal year. CAD to USD is 0.9029 (1.1075).

(3)
Mr. Cossart will not stand for re-election at the Meeting.

Incentive Plan Awards — Value Vested by Directors During the Fiscal Year ended February 28, 2014

The following table sets forth the value vested by each director of the Corporation (other than Peter Allen and Russell Frederick whose value vested option-based awards are reflected in the table titled "Incentive Plan Awards — Value Vested or Earned During the Year Ended February 28, 2014" under "Information on Executive Compensation" below) during the year ended February 28, 2014.

Name of Director	Option-based awards — Value vested during the year ended February 28, 2014 (US $)(1)(2)

Claude Haw (Chair)	$342

Jean-Paul Cossart(3)	$342

Cesar Cesaratto	$342

Lori O'Neill	Nil

Robert Pons	Nil

(1)
Represents the aggregate dollar value that would have been realized had the options under the option-based award been exercised on the vesting date. Calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options under the option-based award plan multiplied by the amount of options vesting.

(2)
Foreign currency is translated at the average rate for the 2014 fiscal year. CAD to USD is 0.9579 (1.0439).

(3)
Mr. Cossart will not stand for re-election at the Meeting.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Corporation's by-laws provide for the indemnification by the Corporation of the Corporation's directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. The Corporation has also entered into contractual indemnities in favour of each of its directors, and certain of the directors of its principal subsidiaries, that provide, to the full extent allowed by law, that the Corporation shall indemnify and save harmless each director, his estate, executors, administrators, legal representatives and lawful heirs, from and against any and all costs, charges or expenses (including, but not limited to, an amount paid to settle any action or to satisfy any judgment, legal fees on a solicitor and client basis, other professional fees, out-of-pocket expenses for attending proceedings including discoveries, trials, hearings and meetings, and any amount for which he is liable by reason of any statutory provision whether civil, criminal or otherwise ("indemnifiable costs")), suffered or incurred by the director or such other indemnified parties, directly or indirectly, as a result of or by reason of the director: (i) being or having been a director or officer of the Corporation or an affiliate of the Corporation or by reason of any action taken by the director in his capacity as a director or officer of the Corporation or an affiliate of the Corporation; (ii) being or having been a member of a committee of the board of directors of the Corporation or an affiliate of the Corporation; or (iii) acting as a member of the Plan Administrator pursuant to the Stock Option Plan, subject to certain conditions being satisfied including that the director: (a) acted honestly and in good faith with a view to the best interests of the Corporation, or the best interests of the Corporation's affiliate, as the case may be; and (b) in the case of a criminal or administrative action, proceeding, investigation, inquiry or hearing that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The indemnities also provide that indemnifiable costs will be paid by the Corporation immediately, with the agreement that, in the event it is ultimately determined that the indemnified party was not entitled to be so indemnified, such amounts shall be refunded to the Corporation.

The Corporation has purchased insurance referred to in subsection 124(6) of the CBCA for the benefit of its directors and officers in respect of certain liabilities that may be incurred by them in such capacities. The directors' and officers' insurance coverage is contained in policies issued on June 1, 2013 to May 31, 2014. The policies carry a combined annual limit of $40 million with a deductible ranging between nil to $250,000 for each claim. The effective annual premium of $351,200 has been paid by the Corporation. The Corporation expects to renew its directors' and officers' insurance policy on June 1, 2014 on substantially similar terms.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or employee or former director, executive officer or employee of the Corporation, or any associate of any such person, was indebted to the Corporation or its subsidiaries at any time during the fiscal year ended February 28, 2014 and/or as at the date of this Circular.

INFORMATION ON EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Compensation Committee assists in carrying out the Board's oversight responsibility for the Corporation's human resources and compensation policies and processes, including executive compensation. The current members of the Compensation Committee are Cesar Cesaratto (Chair), Claude Haw and Jean-Paul Cossart. Following the Meeting, the Board will determine an appropriate member of the Board to replace Mr. Cossart. The responsibilities of DragonWave's Compensation Committee are discussed in detail in the Compensation Committee's charter, which is available on the Corporation's website at www.dragonwaveinc.com or may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9. As set forth in its Charter, the Compensation Committee's responsibilities include:

  •
  annually assessing and making a recommendation to the Board on the competitiveness and appropriateness of the total compensation package for the Chief Executive Officer and the Corporation's "Named Executive Officers", being the Corporation's President and Chief Executive Officer (Peter Allen), the Corporation's Vice President, Finance and Chief Financial Officer (Russell Frederick) and the three other most highly compensated executive officers of the Corporation and its subsidiaries that earned total annual compensation during the year ended February 28, 2014 that exceeded $150,000 (Barry Dahan, Erik Boch and Dave Farrar);

  •
  annually reviewing the performance goals and criteria for the Chief Executive Officer and evaluating the performance of the Chief Executive Officer against such goals and criteria, and recommending to the Board the amount of regular and incentive compensation to be paid to the Chief Executive Officer;

  •
  annually reviewing and making a recommendation to the Board regarding the Chief Executive Officer's performance evaluations of the other Named Executive Officers and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Named Executive Officers;

  •
  annually considering the implications of the risks associated with the compensation policies and practices of the Corporation; and

  •
  reviewing and making recommendations to the Board regarding any employment contracts or arrangements with any Named Executive Officers, including any retiring allowance arrangements or similar arrangements to take effect in the event of a termination of employment.

As noted above under "Compensation of Directors", during the first half of the fiscal year ending February 28, 2015, the Compensation Committee expects to undertake a comprehensive review of the competitiveness and appropriateness of the total compensation packages for the Corporation's Named Executive Officers. Following such review, the Compensation Committee will make recommendation to the Board with respect to the compensation packages for the Named Executive Officers, which may result in a mid-year adjustment to the compensation of the Named Executive Officers.

Objectives of Compensation Program

The purpose of the Corporation's compensation program is to attract and retain highly competent executives in a competitive marketplace. The program is intended to provide the Named Executive Officers with compensation that is industry competitive, internally equitable and commensurate with their skills, knowledge, experience and responsibilities. The primary objective of the program, however, is to firmly align total executive compensation with the attainment of the Corporation's performance goals.

Elements of Compensation

The key components of compensation for executives of DragonWave, including the Named Executive Officers, are base salary, short-term incentives in the form of bonuses and long-term incentives in the form of stock options and the ability to participate in DragonWave's Employee Share Purchase Plan (the "ESPP"), as further

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

described in the table below. Benefits are the remaining compensation component and comprise a small portion of total annual compensation.

Element	Form	Period	Program Objectives

Base Salary	Cash	Annual	• Reflect executives' scope of responsibility, capability, knowledge, experience, performance and maturity in role

Variable Compensation

Short-term Incentive	Cash	Annual	• Reward executive for achievement of annual corporate performance goals

Long-term Incentive	Stock Options ESPP participation	4 year vesting Performance based vesting N/A	• Align interests of executives and shareholders • Motivate and reward executives for creating increased shareholder value • Attract and retain key talent

Benefits	Group health, dental, long-term disability and life insurance benefits	N/A	• Provide competitive benefit programs that protect the health and well-being of executives

In establishing the overall award level each year, the Compensation Committee considers each compensation element separately, and in combination, to determine the appropriate level of total compensation for the year. In reaching this determination, the Compensation Committee considers a broad range of both objective and subjective measures for each compensation element, and also takes into account peer group comparables when determined incentive compensation. The Corporation's approach has been to have a portion of total cash compensation at risk such that the appropriate incentive is in place for the executives to achieve, and over achieve, the growth and profitability objectives in the program.

After a review of its compensation policies, the Corporation at the Meeting will be asking its shareholders to approve a new Share Based Compensation Plan which will replace the current Stock Option Plan. This is being done to bring the Corporation's compensation policies in line with trends in compensation practice, which includes a move away from stock options to other forms of equity-based compensation. See the discussion above under "Approval of the Adoption of the Share Based Compensation Plan". If shareholders approve the adoption of the Share Based Compensation Plan, the elements of compensation discussed below with respect to variable compensation, both short and long-term, may change.

Fiscal 2011 Compensation Review

In light of the rapid revenue growth that the Corporation experienced during the fiscal year ended February 28, 2010 and the listing of the Corporation's Common Shares on NASDAQ in October, 2009, the Compensation Committee determined that it was advisable to retain an external compensation consultant to review executive compensation for selected executive positions, including the positions held by the Named Executive Officers, as well as the compensation of the Board and its committees. Towers Watson was retained to perform the review and prepare the Towers Watson Report, which was completed early in the 2011 fiscal year. Towers Watson received $56,978 in compensation for its work.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

The Towers Watson Report included an assessment of the competitive positioning of the Corporation's compensation practices relative to a group of comparator companies. The peer group agreed to by the Corporation and Towers Watson for the purpose of this study was Acme Packet Inc., Blue Coat Systems Inc., Bridgewater Systems Corp., COM DEV International Ltd., DALSA Corp., Harris Stratex Networks (now known as Aviat Networks Inc.), International Datacasting Corporation, March Networks Corporation, Redknee Solutions Inc., Redline Communications Group Inc., Riverbed Technology Inc., RuggedCom Inc., Sandvine Corp., Vecima Networks Inc. and Zarlink Semiconductor Inc. Based on the Towers Watson Report, the Compensation Committee concluded that in certain respects the compensation of the Named Executive Officers did not reflect market comparables. In particular, Towers Watson found that the base salaries for the Named Executive Officers were below the 50th percentile. After reviewing the Towers Watson Report, the Compensation Committee determined that a better balance between base salary and bonus compensation would be appropriate. As a result, for fiscal 2011, the Board approved increases to the base salaries for the Named Executive Officers to CAD$375,000 for Mr. Allen, CAD$250,000 for Mr. Frederick, CAD$250,000 for Mr. Boch, and CAD$250,000 for Mr. Farrar. These new base salaries, when combined with the bonus opportunity, are intended to fall at approximately the 50th percentile level compared to the Corporation's peer group.

Further detail regarding each element of compensation is set forth below.

  Base Salary

  As noted above, the Compensation Committee evaluates the performance of the Corporation's Chief Executive Officer, and recommends to the Board the Chief Executive Officer's compensation package including base salary, in light of that evaluation. The Chief Executive Officer's base salary is determined pursuant to the terms of an employment agreement, with annual increases at the discretion of the Board. The Compensation Committee considers the following factors in evaluating the Chief Executive Officer's performance:

    •
    the degree to which he has displayed leadership for the senior management team and the organization as a whole;

    •
    strategic planning and the execution of the Corporation's strategic plans;

    •
    the Corporation's financial results; and

    •
    communications and relations with shareholders, the Board, senior management and employees.

  The Corporation's budget for funding base salary increases is also considered. For the fiscal year ended February 28, 2014, based on the recommendations of the Compensation Committee, Mr. Allen's base salary remained at CND$375,000. Accordingly, there has been no change to Mr. Allen's base salary since the fiscal year ended February 28, 2011.

  The base salary of each executive officer is determined by the terms of their respective employment agreement, with annual increases at the discretion of the Board. Base salaries of Named Executive Officers other than the Chief Executive Officer are reviewed by the Compensation Committee after consultation with, and upon the recommendation of, the Chief Executive Officer for approval by the Board. After evaluating each executive officer's performance over the year in light of (i) the Corporation's overall financial performance, (ii) the individual's performance during the year and contributions to the Corporation, and (iii) other relevant factors (for example, market conditions), the Chief Executive Officer may deem it appropriate to recommend executive officer base salary adjustments to the Compensation Committee. The Compensation Committee exercises judgment in weighing these and other factors and recommending base salary levels for the executive officers. As noted above, in fiscal year 2011, the Compensation Committee and the Board also considered the findings of the Towers Watson Report in

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

  deciding to increase the base salary of each executive officer relative to bonus compensation. The Corporation's budget for funding base salary increases is also considered.

  For the fiscal year ended February 28, 2014, based on the recommendations of the Compensation Committee, the Board set base salaries for the non-CEO Named Executive Officers at CAD$250,000 for Mr. Frederick, CAD$250,000 for Mr. Boch, CAD$250,000 for Mr. Farrar and GBP$160,000 for Mr. Dahan. The base salaries for Mr. Frederick, Mr. Boch, Mr. Farrar and Mr. Dahan accordingly, did not change from the previous year.

  Variable Compensation (Short Term) — Annual Cash Bonuses

  The second element of the Corporation's compensation program is an annual cash bonus. Under their employment agreements, all of the Corporation's executive officers are entitled to receive an annual cash bonus based on corporate performance. In a typical fiscal year, the amounts of bonuses are based on achievement of corporate performance goals (such as annual revenue and income) relative to the Board's approved plan for each of those measures for the fiscal year (the "Plan"). The Compensation Committee is responsible for recommending to the Board the annual cash bonus payable to the Chief Executive Officer. Employment agreements with the Named Executive Officers set out the parameters for the amount of such bonuses with the Chief Executive Officer being entitled to an on-Plan performance bonus equal to 75% of his annual base salary and each of the Corporation's other Named Executive Officers being entitled to an on-Plan bonus equal to 50% of his annual base salary. For example, if actual performance exceeds the Plan, the bonus is proportionately increased, with accelerators for exceptional above-Plan performance. Similarly, if actual performance is below Plan, the bonus is proportionately decreased, and at certain levels below Plan the bonus opportunity goes to zero. The Board believes these bonuses play a key role in enabling the Corporation to attract, retain and motivate executive officers.

  The Compensation Committee set corporate performance objectives for fiscal year 2014. The actual financial performance of the Corporation in the fiscal year was not consistent with the bonus plan objectives, and accordingly, no regular bonuses were awarded for fiscal year 2014.

  Variable Compensation (Long Term) — Equity Compensation

  The third element of the Corporation's compensation program is equity compensation. Equity compensation is intended to more closely align annual incentive compensation, as well as total compensation, with the financial interests of shareholders. The equity compensation component of the Corporation's compensation program is based upon: (1) awards of stock options under the Corporation's Stock Option Plan and (2) the ability to participate in the Corporation's ESPP.

          Stock Option Compensation

    The Corporation's Compensation Committee administers the Stock Option Plan. The purpose of the Stock Option Plan is to:

      •
      increase the interest in the Corporation's welfare of those individuals who share primary responsibility for the management, growth and protection of the Corporation's business;

      •
      furnish an incentive to such individuals to continue providing their services to the Corporation; and

      •
      provide a means through which the Corporation may attract qualified persons to engage as directors, officers, employees and consultants.

    In determining whether to grant options and how many options to grant to eligible persons under the Stock Option Plan, consideration is given to each individual's past performance and contribution to the

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

    Corporation as well as that individual's expected ability to contribute to the Corporation in the future. Prior option grants are taken into account when determining whether to grant options to an executive officer of the Corporation.

          Employee Share Purchase Plan (ESPP)

    The Corporation's ESPP was implemented in the 2008 fiscal year following the approval of shareholders obtained at the Corporation's annual general and special meeting held on July 17, 2008. The purpose of the ESPP is to give employees of the Corporation access to an equity participation vehicle, in addition to the Stock Option Plan, through the purchase of Common Shares by payroll deduction and the issuance of matching shares. The ESPP is intended to encourage employees to use their combined best efforts on behalf of the Corporation to improve its profits through increased sales, reduction of costs and increased efficiency.

    In the fiscal year ended February 28, 2014, two of the Named Executive Officers participated in the ESPP. As of May 23, 2014, two of the Named Executive Officers participated in the ESPP.

Benefits

No material additional benefits or perquisites are currently provided to members of management that are not available to employees of the Corporation generally. Benefits which are generally extended to all employees include health, long-term disability, dental and group life insurance.

The Board retains the discretion to make further adjustments to the base salaries and other compensation of the Named Executive Officers as market conditions and other circumstances warrant.

Managing Compensation-Related Risk

During the fiscal year ended February 28, 2014, the Compensation Committee, in keeping with its charter considered the implications of the risks associated with the Corporation's compensation policies and practices. For the fiscal year ended February 28, 2014, the Compensation Committee did not identify any risks arising from the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

In connection with managing any compensation-related risk, the Compensation Committee reviews and manages the policies and practices of the Corporation and ensures that they are aligned with the interests of the shareholders. As discussed above, the Compensation Committee reviews, among other things, the compensation and the annual salary increases of the executive officers of the Corporation while keeping as a reference the financial performance of the Corporation. The Board as a whole also addresses risk related to compensation policies in the context of compensation mechanisms that are linked to the achievement of certain goals or projects. The Board is involved in the supervision of the key projects and initiatives of the Corporation and the manner in which they are being carried out. Consequently, the Board is in a position where it can control the risks that may be taken by the Corporation's management and ensures that those risks remain appropriate and that members of the management do not expose the Corporation to excessive risks.

Related to managing the risks associated with compensation policies and practices, on May 2, 2012, the Board amended the Corporation's Insider Trading Policy to specifically prohibit directors and officers from purchasing financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

The Board believes that the following practices discourage or mitigate excessive risk-taking:

  •
  Incentive awards are based on multiple metrics, including both relative and absolute metrics;

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

  •
  There is an appropriate compensation mix, including fixed and performance based compensation with short and longer term performance conditions and multiple forms of compensation;

  •
  The Compensation Committee has discretion in assessing a portion of the annual incentive performance; and

  •
  Messrs. Cossart and Haw are on both the Compensation and Audit Committees which assists the Compensation Committee in having a comprehensive understanding of the Corporation's financial-related risks.

Purchase of Financial Instruments

As noted above, the Insider Trading Policy contains provisions such that Named Executive Officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Performance Graph

The following graph compares the cumulative shareholder return of the Common Shares to the cumulative returns of the S&P/TSX Composite Index and the NASDAQ Composite Index for the period commencing on March 1, 2009 and ending on February 28, 2014. The graph assumes an investment of $100 on March 1, 2009 in the Corporation's Common Shares.

The Named Executive Officers' compensation is not based on performance of the Corporation's stock price, and therefore the Named Executive Officers' compensation may not directly compare to the trend shown above.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended February 29, 2012, the fiscal year ended February 28, 2013 and the fiscal year ended February 28, 2014 for the Corporation's Named Executive Officers.

Name and principal position	Fiscal Year ended Feb. 28/29	Salary ($)	Option- based awards ($)(1)(2)	Non-equity incentive plan compensation ($)(4)(5)	All other compensation ($)	Total compensation ($)

Peter Allen President and Chief Executive Officer	2014 2013 2012	$335,265(5) $376,463(5) $381,675(5)	$205,326 $64,465 $184,545	Nil $123,475 Nil	$928 $5,523 $4,580	$541,519 $569,926 $570,800

Russell Frederick Vice President, Finance and Chief Financial Officer	2014 2013 2012	$239,475(5) $250,975(5) $254,450(5)	$159,155 $48,349 $129,181	Nil $69,146 Nil	$2,235 $1,843 $73	$400,866 $370,313 $383,704

Erik Boch Vice President, Engineering and Chief Technology Officer	2014 2013 2012	$239,475(5) $250,975(5) $254,450(5)	$148,331 $51,297 $129,181	Nil $69,146 Nil	Nil Nil Nil	$387,806 $371,418 $383,631

Barry Dahan Executive Vice President, Global Sales	2014 2013 2012	$251,040(6) $242,246(6) $214,914(6)	$70,885 $48,488 Nil	$113,286(3) $151,402(3) $97,302(3)	Nil Nil Nil	$435,211 $442,136 $312,216

David Farrar Vice President, Operations	2014 2013 2012	$239,475(5) $250,975(5) $254,450(5)	$147,565 $48,349 $129,181	Nil $69,146 Nil	$4,471 $3,683 $3,054	$391,511 $372,153 $386,685

(1)
Option based award values are calculated at their fair market value established using the Black-Scholes methodology.

(2)
Foreign currency is translated at the average rate for the 2014 fiscal year. CAD to USD is 0.9579 (1.0439).

(3)
Non-equity incentive plan compensation consists of sales commission.

(4)
Non-equity incentive plan compensation consists of a one-time bonus associated with acquisition of the Nokia Siemens Networks microwave transport business.

(5)
All compensation, with the exception of Mr. Dahan, is paid in CAD dollars. All compensation is translated at the average rate for the 2014 fiscal year, 2013 fiscal year and the 2012 fiscal year. The rates used were CAD to USD, 0.9579 (1.0439), CAD to USD, 1.0039 (0.9961), and CAD to USD, 1.0178 (0.9825), respectively.

(6)
Mr. Dahan's compensation is paid in Great Britain pounds sterling ("GBP"). His compensation is translated at the average rate for the 2014 fiscal year, 2013 fiscal year and the 2012 fiscal year. The rates used were GBP to USD, 1.5690 (0.6370), GBP to USD, 1.5929 (0.6278), and GBP to USD, 1.6058 (0.6227), respectively.

Option-Based Awards

Description of the Stock Option Plan

The Stock Option Plan was established to attract, retain and provide an incentive to the employees, directors, officers and consultants of the Corporation or its related entities (which includes any individual or company that controls or is controlled by the Corporation, or that is controlled by the same person or company that controls the Corporation), and to advance the Corporation's interests by providing these persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation.

The Stock Option Plan is administered by the Compensation Committee, or if a Compensation Committee is not appointed, by the Board (in either case, the "Plan Administrator"). All options granted under the Stock

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Option Plan must be approved by the Board, unless authority to grant options is specifically delegated to the Compensation Committee by the Board. In granting options, the Compensation Committee or the Board, as applicable, may determine the terms relating to each option, including the number of shares subject to each option, the exercise price in accordance with the terms of the Stock Option Plan, the expiration date of each option, and the extent to which each option is exercisable during the term of the option. The Stock Option Plan does not contemplate the inclusion of performance-based criteria as a condition of exercise of options.

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares from time to time. As of the date of this Circular, 58,213,563 Common Shares are issued and outstanding and 10% of the total number of issued and outstanding Common Shares is equal to 5,821,356 Common Shares. As of the date of this Circular, options to purchase 3,182,681 Common Shares (representing approximately 5.47% of the issued and outstanding Common Shares at the date of this Circular) are outstanding, and, options to purchase 2,638,675 Common Shares (representing approximately 4.53% of the issued and outstanding Common Shares at the date of this Circular) are available for future grants under the Stock Option Plan. Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is an "evergreen" plan and Common Shares issued upon the exercise of options are returned to the pool of Common Shares issuable under the Stock Option Plan. In addition, Common Shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase are returned to the pool of Common Shares issuable under the Stock Option Plan and are available for future grants under the Stock Option Plan. For each financial year of the Corporation, the maximum number of Common Shares issuable pursuant to options granted to a director by virtue of his or her service as a director in that financial year, is that number of Common Shares equal to 0.05% of the outstanding Common Shares as at the last day of such financial year. The Stock Option Plan also provides that no grants may be made to any insiders under the Stock Option Plan if such grant would result in: (a) the number of Common Shares issued to insiders pursuant to the Stock Option Plan, together with all of the Corporation's other share compensation arrangements, within any one year period, exceeding 10% of the outstanding Common Shares, or (b) the number of Common Shares issuable to insiders at any time pursuant to the Stock Option Plan and all of the Corporation's other share compensation arrangements exceeding 10% of the outstanding Common Shares. Grants of options to "Non-Executive Directors" (defined as any director of the Corporation or a related entity who is not also an employee of the Corporation or an employee of a related entity) in their capacity as such shall be limited, for each Non-Executive Director, to a grant in each fiscal year of the Corporation of options with an award value, together with any other equity award (as defined in the Stock Option Plan) in that fiscal year, not exceeding $100,000, calculated using the Black-Scholes methodology or, in the discretion of the Plan Administrator, such other methodology as may be prescribed under generally accepted accounting principles, at the date of grant.

Options granted pursuant to the Stock Option Plan are priced at the volume weighted average trading price of the Common Shares on the TSX or the NASDAQ (depending on which exchange has the greater volume and value with respect to the Common Shares being traded thereon), for the five trading days immediately preceding the date of grant. Subject to applicable securities laws, the rules of the TSX, the NASDAQ or any stock exchange or market on which the Common Shares are then listed or admitted to trading, and any other requirements of the Plan Administrator, the exercise price of options may be satisfied by the actual delivery or deemed delivery or assignment to the Corporation of Common Shares having a fair market value (as determined by the Plan Administrator) equal to the purchase price. In practice, "cashless" exercises are funded by the actual sale of Common Shares by the participant.

Under the Stock Option Plan, unless otherwise determined by the Board, options vest as to 25% on the first anniversary of the date of grant and thereafter, as to 1/36th of the remaining 75% of the optioned shares on the last day of each month, such that the option is fully vested on that date which is four years from the date of the grant.

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May 23, 2014

No option granted under the Stock Option Plan shall extend for a period longer than seven years from the date of grant, provided that options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in the Stock Option Plan, in accordance with the terms of the option. The Stock Option Plan contains provisions governing the termination of options in the event of a termination of employment or service of a director, officer, consultant or employee. In such circumstances, unvested options terminate immediately. Vested options expire 120 days after the death of the participant or 30 days after the termination of the participant's service "without cause" or by reason of voluntary resignation (or earlier if the option was otherwise due to expire). In the case of termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation, vested options terminate immediately.

If an option expires (other than an expiry by reason of the termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation) during or within ten days after a period during which a participant is prohibited from exercising options pursuant to the Corporation's insider trading policy, as in effect from time to time (a "Black Out Period"), the participant may elect for the term of such option to be extended to the date which is ten business days after the last day of the Black Out Period; provided that the expiration date as extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

In the event of a "Corporate Event" (as defined below), the Board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants, provide for: (a) the continuation or assumption of outstanding options by or to the successor to all or substantially all of the assets or capital shares of the Corporation, or any other successor of the business of the Corporation as determined by the Board (the "Acquirer"); (b) the substitution of options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of options and, in the case of outstanding options the right to exercise such options, to a date prior to or on the date of the Corporate Event, and the expiration of outstanding options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the Board; (e) the cancellation of all or any portion of the outstanding options by a cash payment and/or other consideration receivable by the holders of Common Shares as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the Board), on the date of the Corporate Event, over the exercise price of the Common Shares subject to the outstanding options or portion thereof being cancelled; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. A "Corporate Event" is defined as: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the outstanding Common Shares; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board.

The Stock Option Plan contains additional restrictions that are only applicable to options which are characterized as "incentive stock options" for the purposes of the IRC. In the case of incentive stock option grants to holders of 10% or more of the Common Shares, the exercise price of such incentive stock options must be not less than 110% of the fair market value of the Common Shares (provided that such fair market value shall not be less than the 5-day volume weighted trading price on the date of grant).

Except in the case of death of an optionee or in accordance with the applicable law, options are not assignable without the consent of the Corporation, provided that with the prior written consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, allow options, other than incentive

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stock options, to be transferred or assigned to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax-free savings account (TFSA).

Amendments to the Stock Option Plan generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the Stock Option Plan may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Stock Option Plan, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan; (b) suspension or termination of the Stock Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX or NASDAQ) or accounting or auditing requirements; (d) amendments respecting administration of the Stock Option Plan; (e) any amendment to the definition of "Consultant", "Officer", "Director" or "Employee" therein or otherwise relating to the eligibility of any service provider of the Corporation or a related entity to receive an award under the Stock Option Plan; (f) changes to the vesting provisions for any outstanding option, except with respect to awards held by any insider; (g) amendments to the termination provisions of the Stock Option Plan or any outstanding option, provided no such amendment may result in an extension of any outstanding option held by an insider beyond its original expiry date; (h) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; (i) amendments to permit options granted under the Stock Option Plan to be transferable or assignable for estate settlement purposes; (j) amendments necessary to qualify any or all incentive stock options for such favourable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the IRC; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval is required for the following types of amendments of the Stock Option Plan: (i) amendments to the number of Common Shares issuable under the Stock Option Plan, including an increase to a maximum percentage of Common Shares or a change from a maximum percentage of Common Shares to a fixed maximum number of Common Shares; (ii) amendments to the limitations on grants of Options to Non-Executive Directors; (iii) amendments: (A) reducing the exercise price or purchase price of an option (which for such purpose shall include a cancellation of outstanding options and contemporaneous re-grant of options having a lower exercise price or purchase price), or (B) extending the term of an option; (iv) amendments to permit options to be transferable or assignable other than for estate settlement purposes; (v) amendments to the amendment section of the Stock Option Plan; and (vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX). In the event of any conflict between subsections (a) to (k) in the preceding paragraph and subsections (i) to (vi) in this paragraph, subsections (i) to (vi) shall prevail to the extent of the conflict. Further, except in certain limited circumstances, in no event may the Board alter or impair any rights or increase any obligations with respect to any option previously granted without the consent of the optionee.

The Stock Option Plan was last amended by the Board in advance of the 2013 Annual and Special Meeting of Shareholders held on June 13, 2013 (the "2013 Annual Meeting"). The full text of such amendments, as approved by shareholders of the Corporation at the 2013 Annual Meeting, may be found in Appendix A and a copy of the Stock Option Plan may be found in Appendix C to the DragonWave Management Proxy Circular dated May 13, 2013. At the 2013 Annual Meeting, shareholders also approved the unallocated options under the Stock Option Plan.

If shareholders approve the adoption of the Share Based Compensation Plan at the Meeting, no further options will be granted under the Stock Option Plan, but options previously granted under the Stock Option Plan will

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continue to be governed by the terms of the Stock Option Plan. See "Approval of the Adoption of the Share Based Compensation Plan".

Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2014

The following table sets forth all unexercised options outstanding as of February 28, 2014 for each Named Executive Officer.

	Option-Based Awards				Share-Based Awards
Name of Executive Officer	Number of Common Shares underlying unexercised options	Option exercise price (CAD $)	Option expiration date	Aggregate value of unexercised in-the-money options as at February 28, 2014 (US $)(1)(2)	Number of Common Shares that have not vested	Market value of share-based awards that have not vested as at February 28, 2014 ($)(1)(2)

Peter Allen	120,000	$1.21	November 19, 2018	$34,671	Nil	Nil
	35,000	$2.07	October 9, 2018
	70,000	$2.24	May 8, 2018
	40,000	$2.94	July 11, 2017
	53,000	$6.04	June 15, 2015
	50,000	$6.77	May 11, 2016

Russell Frederick	70,000	$1.21	November 19, 2018	$20,225	1,706	$2,357
	45,000	$2.07	October 9, 2018
	50,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016

Erik Boch	70,000	$1.21	November 19, 2018	$20,225	Nil	Nil
	35,000	$2.07	October 9, 2018
	50,000	$2.24	May 8, 2018
	500	$2.73	September 18, 2017
	1,500	$2.73	October 31, 2017
	500	$2.93	June 27, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016

Dave Farrar	70,000	$1.21	November 19, 2018	$20,225	3,413	$4,715
	35,000	$2.07	October 9, 2018
	50,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016

Barry Dahan	35,000	$1.21	November 19, 2018	$10,112	Nil	Nil
	15,000	$2.07	October 9, 2018
	25,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	125,000	$9.36	April 5, 2015

(1)
The closing market price of the Common Shares on the TSX on February 28, 2014 was $1.53 CAD per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2014 fiscal year. CAD to USD is 0.9029 (1.1075).

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Incentive Plan Awards — Value Vested or Earned During the Year Ended February 28, 2014

The following table sets forth the value vested or earned by the Named Executive Officers under the Corporation's equity and non-equity incentive plans.

Name of Executive Officer	Option-based awards — Value vested during the year ended February 28, 2014 ($)(1)(2)	Share-based awards — Value vested during the year ended February 28, 2014 ($)	Non-equity incentive plan compensation — Value earned during the year ended February 28, 2014 ($)

Peter Allen	$1,014	$928	Nil

Russell Frederick	$760	$2,235	Nil

Erik Boch	$760	Nil	Nil

Dave Farrar	$760	$4,471	Nil

Barry Dahan	$760	Nil	$113,286	(3)

(1)
Represents the aggregate dollar value that would have been realized had the options under the option-based award been exercised on the vesting date. Calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options under the option-based award.

(2)
Foreign currency is translated at the average rate for the 2014 fiscal year. CAD to USD is 0.9579 (1.0439).

(3)
Mr. Dahan was paid $113,286 in sales commission in fiscal year 2014.

ESPP

The ESPP was established on July 17, 2008 (the "Effective Date") following approval of the ESPP at the Corporation's 2008 annual and special meeting of shareholders.

The ESPP is open for participation to all employees (including directors and officers who are under a permanent full-time or part-time contract of employment with the Corporation) of the Corporation and any subsidiary subject to certain provisions contained within the ESPP.

Summary of ESPP

Pursuant to the ESPP, 500,000 Common Shares (approximately 0.86% of the 58,213,563 issued and outstanding Common Shares on the Record Date) are reserved for issuance under the ESPP. All Common Shares purchased or issued pursuant to the ESPP come from the treasury of the Corporation.

The Board has full power and authority to administer the ESPP on behalf of the Corporation, including the power and authority to delegate the administration of the ESPP to the Compensation Committee. The Board determines questions of interpretation or application of the ESPP and its decisions are final and binding on all participants. Board members receive no additional compensation for their services in administering the ESPP.

Eligible employees become participants in the ESPP by delivering to the Corporation an election to purchase shares prior to the commencement of the applicable purchase period. Each participant contributes to the ESPP, at the participant's option, an amount equal to or between the following minimum and maximum amounts (in whole percentages): a minimum of one percent (1%) of the participant's basic compensation, and a maximum of ten percent (10%) of the participant's basic compensation. The contributions are made through payroll deductions at the end of each employee's bi-weekly or monthly pay period, as applicable. The Corporation, as agent of the participant, makes such deductions and pays the participant's contribution to the Administrator (as such term is defined in the ESPP).

On the last business day of each month, the Administrator purchases Common Shares from the Corporation based on the contributions received from each participant during the preceding month (the "Participant

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Shares"). The purchase price of the Participant Shares is the volume weighted average closing trading price of the Common Shares on the TSX for the five trading days immediately preceding the last business day of such month. The Administrator deposits the Participant Shares into an account in the name of the participant and holds such shares on behalf of such participant.

The Corporation matches a portion of each employee's participation in the ESPP by issuing additional Common Shares to each participant (through the Administrator). Specifically, on the last business day of each month, the Corporation issues to the Administrator that number of Common Shares (the "Matching Shares") equal to twenty-five percent (25%) of the aggregate number of Participant Shares purchased by the Administrator on behalf of the participants for such month for each participant. The Matching Shares are deposited into a trust account by the Administrator on behalf of the Corporation.

The Participant Shares purchased on behalf of each participant vest immediately to the benefit of such participant. Subject to provisions in the ESPP relating to a change in control of the Corporation, the Matching Shares vest one year from the date of issuance of such Matching Shares.

In the event of a change of control of the Corporation, the Board, in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants in the ESPP, provide for: (a) the continuation of the vesting period with regard to any unvested Matching Shares; (b) the substitution of any unvested Matching Shares for shares of the acquirer; (c) the substitution of any unvested Matching Shares with a cash incentive program of the acquirer; (d) the acceleration of the vesting period to a date prior to or on the date of the change of control; (e) the cancellation of all or any portion of any unvested Matching Shares by a cash payment and/or other consideration receivable by the holders of any unvested Matching Shares as a result of the change in control equal to the market price of the unvested Matching Shares on the date of the change of control; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances.

Upon the termination of employment of any participant for any reason, any unvested Matching Shares held by the Administrator for such participant are forfeited by such participant. A participant whose employment is terminated for any reason other than death must withdraw or otherwise transfer all of their Participant Shares and vested Matching Shares in such participant's account within ninety (90) days of such termination of employment. The participant may also request that the Administrator sell the Participant Shares and vested Matching Shares in the participant's account and distribute the cash proceeds to the participant. In the event of the death of a participant, the Participant Shares and vested Matching Shares in such participant's account are distributed to such participant's estate in accordance with the instructions of such participant's legal representative. Such distribution may take the form of a distribution of the cash realized from the sale of such Participant Shares and vested Matching Shares by the Administrator if so requested by the legal representative of the participant's estate.

The Corporation reserves the right to discontinue use of payroll deductions at any time such action is deemed advisable. The ESPP will terminate on the date which is ten (10) years from the Effective Date (as such term is defined in the ESPP), unless earlier terminated by the Board. No right or interest of any participant in or under the ESPP may be assigned by such participant.

No Common Shares are issuable under the ESPP at any time to any Insider (as such term is defined in the ESPP) if such issuance, together with all of the Corporation's previously established or proposed Share Compensation Arrangements (as such term is defined in the ESPP), including the ESPP, could result, at any time, in: (i) the number of Common Shares issued to Insiders pursuant to the ESPP, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the issued and outstanding Common Shares; or (ii) the number of Common Shares issuable to Insiders at any time pursuant to the ESPP and all such other Share Compensation Arrangements exceeding ten percent (10%) of the issued and outstanding Common Shares.

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Amendments to the ESPP generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the ESPP may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the ESPP, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; (b) suspension or termination of the ESPP; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the ESPP; (e) any amendment to the definition of "Employee" in the ESPP; (f) any amendment to the definition of "Subsidiary" in the ESPP and the consequential amendments to Appendix "B" of the ESPP; (g) changes to the vesting provisions for any outstanding Unvested Matching Shares (as defined in the ESPP); (h) amendments to the participant contribution provisions of the ESPP; (i) amendments to the withdrawal and suspension provisions of the ESPP; (j) amendments to the number or percentage of Matching Shares contributed by the Corporation; (k) amendments to the termination provisions of the ESPP; (l) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; and (m) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval will be required for the following types of amendments of the ESPP: (a) amendments to the number of Common Shares issuable under the ESPP, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage; and (b) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Termination and Change of Control Benefits

The following table describes, as at February 28, 2014, the entitlements (other than option entitlements) which would be received by each Named Executive Officer (a) if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause or retirement; or (b) upon the occurrence of a change of control.

Name of Executive Officer	Resignation	Termination with Just Cause	Termination without Just Cause	Retirement	Change of Control

Peter Allen	90 days notice required(1)	Nil	2 years salary, benefits & eligible bonus	Nil	Nil

Russell Frederick	14 days notice required(2)	Nil	1 year salary, benefits & eligible bonus	Nil	Nil

Erik Boch	30 days notice required(3)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

Dave Farrar	30 days notice required(3)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

Barry Dahan	3 months notice required	Nil	13 weeks, no benefits	Nil	Nil

(1)
Upon a voluntary resignation, the Corporation may decide to pay out the 90 day notice period in lieu of having a 90 day period of working notice.

(2)
Upon a voluntary resignation, the Corporation may decide to pay out the 14 day notice period in lieu of having a 14 day period of working notice.

(3)
Upon a voluntary resignation, the Corporation may decide to pay out the 30 day notice period in lieu of having a 30 day period of working notice.

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The following table describes, as at February 28, 2014, option entitlements which would be received by each Named Executive Officer (a) if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause or retirement; or (b) upon the occurrence of a change of control, regardless of whether the NEO is terminated following, or in connection with, such change of control.

Name of Executive Officer	Resignation(1)	Termination with Just Cause	Termination without Just Cause(1)	Retirement	Change in Control(2)

Peter Allen	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Russell Frederick	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Erik Boch	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	18 months of forward vesting and vested options expire in accordance with their original term	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Dave Farrar	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	18 months of forward vesting and vested options expire in accordance with their original term	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Barry Dahan	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Vesting of outstanding options is at the discretion of the Board

(1)
Pursuant to the terms of the Stock Option Plan, if the holder of the unexercised options is subject to the Insider Trading Policy of the Corporation, and the applicable options expire, terminate or are cancelled within or immediately after a black out period during which the holder is prohibited from exercising the options, the holder may elect for the term of such options to be extended to the date which is ten (10) business days after the last day of the black out period; provided, that the expiration date so extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

(2)
Vesting of options for NEOs under a change of control is subject to the terms of the applicable employment agreement or option grant. Where the employment agreement or option grant does not address vesting upon a change of control, vesting is at the discretion of the Board in accordance with the terms of the Stock Option Plan.

Note: Options are not affected by a change of employment or office or consulting arrangement within or among the Corporation or a Related Entity for so long as the Named Executive continues to be a consultant, officer, director or employee of the Corporation or a Related Entity.

Director Compensation

Information with respect to the compensation of the Corporation's directors is set forth above under "Compensation of Directors".

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 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information with respect to the Stock Option Plan and the ESPP as at February 28, 2014:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Stock Option Plan	3,173,321	$3.71 CAD	2,627,554

Employee Share Purchase Plan	171,368	$4.18 CAD	328,632

Equity compensation plans approved by security holders(1)	3,344,689	$3.73 CAD	2,956,186

Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1)
The only equity compensation plans currently approved by security holders as of the date of this Circular are the Stock Option Plan and the ESPP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation and its Board are committed to exercising effective corporate governance in the conduct of the Corporation's business and the Board's affairs. National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "National Instrument") promulgated by the applicable Canadian securities regulatory authorities requires reporting issuers to disclose their approach to corporate governance and relate their corporate governance practices to specific guidelines. The National Instrument serves as the reference point for this Statement of Corporate Governance Practices.

Overview

The Board is responsible for managing the business and affairs of the Corporation. It is the Board's belief that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

The Board is currently comprised of seven directors. Directors of the Corporation are elected annually by the shareholders. The composition of the Board, assuming the election of the director nominees of management, provides a mix of skills and experience, including a diversity of geographic bases and cultural groups, to guide the strategy and operations of the Corporation, which the board considers important considering the increasingly global nature of the Corporation's stakeholders.

The Board has concluded that five of the seven current directors (namely Cesar Cesaratto, Jean-Paul Cossart, Claude Haw, Lori O'Neill and Robert Pons) are "independent" within the meaning of the National Instrument and NASDAQ rules. The definitions of "independence" in the National Instrument and NASDAQ rules generally focus on whether a director, directly or indirectly, has a material relationship with an issuer that could reasonably be expected to interfere with the exercise of that director's independent judgment, provided that employees and certain other categories of individuals are considered to have material relationships with an issuer.

The Board determines, on an annual basis, whether Board members are "independent" within the meaning of the National Instrument and NASDAQ rules. On May 14, 2014, the Board undertook its annual determination

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of the independence status of each of the directors in relation to the solicitation of proxies for this Meeting. If all of management's nominees are elected at the Meeting, four of the five directors (namely Cesar Cesaratto, Claude Haw, Lori O'Neill and Robert Pons) will be "independent" within the meaning of the National Instrument and NASDAQ rules. Peter Allen is not "independent" as a result of his being an executive officer of the Corporation. The Board believes that the extensive knowledge of the Corporation's business and industry brought to the Corporation by Mr. Allen is beneficial to the other directors and contributes to the effectiveness of the Board.

The following is a list of those management nominees for election as directors of the Corporation who are also directors of other reporting issuers:

Director	Reporting Issuer	Exchange/Market

Claude Haw	Edgewater Wireless Systems Inc.	TSX-V

Cesar Cesaratto	Applied Micro Circuits Corporation	NASDAQ-GS

Robert Pons	HC2 Holdings Inc.	NASDAQ
	Concurrent Computer Corp.	NASDAQ
	MRV Communications Inc.	NASDAQ

At each Board meeting, the "independent" directors have the ability to hold in camera sessions without the presence of the non-independent directors and other members of the Corporation's management, a process intended to facilitate open and candid discussion among the "independent" directors. Although not regularly scheduled, the Board exercises its ability to hold such in camera sessions whenever any "independent" director deems it necessary. For the period of March 1, 2013 through February 28, 2014 the Board met in person on six occasions and conducted four formal in camera sessions.

Claude Haw, an "independent" director, serves as the Board's Chair. In addition to chairing all Board meetings, the Chair's role is to facilitate and chair discussions among the Corporation's "independent" directors, facilitate communication between the "independent" directors and the Corporation's management, and, if and when necessary, act as a spokesperson on behalf of the Board in dealing with the press and members of the public. The Chair's responsibilities and duties are described in detail in a position description developed by the Board in co-operation with the current Chair. The existence of the position of Chair is not intended in any way to inhibit discussions among the directors or between any of them and the Corporation's management. The Chair, the Nominating and Governance Committee, the Audit Committee, the Compensation Committee, the Disclosure Committee and the Board at large are responsible for ensuring that the Board effectively discharges its mandate.

Majority Voting for Directors

The Board believes that each of its members should have the confidence and support of the Corporation's shareholders. On May 2, 2012, as recommended by the Nominating and Governance Committee, the Board adopted a majority voting policy for the election of directors at the Meeting. This policy provides that in an uncontested election, any nominee for director who receives more "withheld" votes than "for" votes will tender his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Nominating and Governance Committee for consideration. The Board will promptly accept the resignation unless the Nominating and Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) within 90 days of the Meeting.

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Mandate of the Board

On February 23, 2007, the Board adopted a written mandate of directors' duties and responsibilities. A copy of the Corporation's Mandate for the Board of Directors is attached to this Circular as Schedule "A" and is also available on the Corporation's website at www.dragonwaveinc.com.

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Board Committees

The Board of Directors has established the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Strategy Committee and the Disclosure Committee to assist the Board in efficiently carrying out its responsibilities. The Board does not currently have an executive committee.

Audit Committee

The mandate, role, responsibilities and procedures of the Audit Committee are set forth in the Corporation's Audit Committee Charter. The Audit Committee is responsible for, among other things, reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements, the annual financial statements and related press releases prior to their approval by the full Board and certain other documents required by regulatory authorities. The Audit Committee Charter addresses in detail the relationship between the Audit Committee, the Corporation's external auditors and management of the Corporation, and contemplates direct communication channels between the Audit Committee and the external auditors. The Audit Committee is empowered to retain persons having special competence as necessary to assist it in fulfilling its responsibilities. Each of the Audit Committee members must be "independent" within the meaning of the National Instrument, NASDAQ rules and Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee is currently comprised of three "independent" directors: Lori O'Neill (Committee Chair), Jean-Paul Cossart and Claude Haw each of whom is "independent", including within the meaning of Rule 10A-3 of the Exchange Act. Each audit committee member is "financially literate" within the meaning of National Instrument 52-110 — Audit Committees ("NI 52-110") and Lori O'Neill is an "audit committee financial expert", as defined by U.S. Securities and Exchange Commission rules. Following the Meeting, the Board will determine an appropriate member of the Board to replace Mr. Cossart.

Additional information relating to the Audit Committee, as required pursuant to N1 52-110, may be found in the Corporation's Annual Information Form for the year ended February 28, 2014 (the "AIF") (see "Article 15 — Audit Committee" in the AIF and Schedule 15.1 to the AIF which sets forth a copy of the Audit Committee Charter). A copy of the AIF may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9, Canada. A copy of the Corporation's Audit Committee Charter is also available on the Corporation's website at www.dragonwaveinc.com.

Compensation Committee

The Compensation Committee makes recommendations to the Board on executive compensation, including the compensation of the President and Chief Executive Officer. The responsibilities of the Compensation Committee also include oversight of the Corporation's equity compensation plans and management succession strategy. Each of the Compensation Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

The Compensation Committee is currently composed of three "independent" directors: Cesar Cesaratto (Committee Chair), Claude Haw and Jean-Paul Cossart. Following the Meeting, the Board will determine an appropriate member of the Board to replace Mr. Cossart.

The members of the Compensation Committee have direct experience with matters related to compensation policies and practices. Mr. Haw, in particular, has been a member of Compensation Committee since November 2003, and has been directly involved with compensation matters as a member of the compensation committees of Meriton Networks Corporation from 2000 to 2008. He has also served as a member of the compensation committee for Accedian and Teradici Corporation.

The members of the Compensation Committee have a breadth and depth of experience with both public and private companies that enables them to make decisions on the suitability of our compensation policies and practices. As noted above in their respective biographies, each member of the Compensation Committee has held executive positions with entities in the technology sector and each is well-positioned to make determinations with respect to the compensation policies and practices of the Corporation. Moreover, if the Compensation Committee determines that additional information is required in order to make a decision with respect to any compensation policy or practice, the Compensation Committee has the authority to engage external consultants at the expense of the Corporation.

The Compensation Committee meets a minimum of twice every year and after each meeting reports to the Board the results of its activities and any reviews undertaken. The Compensation Committee makes recommendations to the Board as deemed appropriate. See "Compensation Discussion and Analysis — Overview" for information with respect to the responsibilities of the Compensation Committee.

Nominating and Governance Committee

Pursuant to the Nominating and Governance Committee Charter, the mandate of the Nominating and Governance Committee is to assist the directors of the Corporation in carrying out the Board's oversight responsibility for ensuring that the strategic direction of the Corporation is reviewed annually and that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. The Nominating and Governance Committee is responsible for governance issues and for identifying, recruiting, nominating, endorsing, recommending the appointment of, and orienting, new directors and committee members, as well as the ongoing training and education of existing directors. The Nominating and Governance Committee is also responsible for assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director. At least every two years, this includes a survey of board effectiveness, which was most recently conducted and reported on to the Board in May 2013. As part of this review process, the Board also discussed and considered the constitution of the Board and the committees of the Board, including board size, split between executive and non-executive members, diversity of directors and skills and experience relevant to the Corporation.

The Nominating and Governance Committee is responsible for annually recommending to the Board whether a director should be nominated for re-election based upon the Nominating and Governance Committee's consideration of his or her performance in office and any other factors deemed relevant. The Chairman of the Board, the Chief Executive Officer and other individual directors may also identify potential candidates as directors and the Nominating and Governance Committee or the full Board, as the case may be, may review such candidates and make appropriate recommendations. During the first quarter of fiscal 2014, the Nominating and Governance Committee reviewed and discussed the background, qualifications, industry experience, public company experience, diversity and existing relationship with DragonWave of several potential nominees for director of the Corporation. The Nominating and Governance Committee also considered diversity issues and how the skill set of each candidate would complement the skill set of the other directors.

The Nominating and Governance Committee also monitors the size and composition of the Board and its committees to ensure effective decision-making and reports to the full Board on any resulting recommendations.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

The Nominating and Governance Committee also reviews the Corporation's Insider Trading Policy, Disclosure Policy and Code of Business Conduct and Ethics and is responsible for recommending changes and any action that may be required or desired to respond to any breach of any such policy or code. On May 2, 2012, the Nominating and Governance Committee recommended that the Board adopt amendments to the Corporation's Insider Trading Policy to restrict the purchase of certain financial instruments by directors, officers and employees of the Corporation.

Each of the Nominating and Governance Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules. The Nominating and Governance Committee is currently composed of three "independent" directors: Claude Haw (Committee Chair), Cesar Cesaratto and Lori O'Neill.

The full Board will continue to be directly involved in corporate governance matters upon the recommendation of the Nominating and Governance Committee and where otherwise appropriate.

A copy of the Corporation's Nominating and Governance Committee Charter is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Strategy Committee

The mandate of the Board provides that the Board is responsible for monitoring the Corporation's progress in achieving its goals and objectives and for the Corporation's direction in response to changing circumstances. In January 2013, the Board determined to form the Strategy Committee to assist the Board as a whole in this function and specifically to investigate, review, consider and advise the Board in relation to the Corporation's strategy. The mandate of the Strategy Committee provides that the committee is to be comprised of at least three independent directors. The Strategy Committee is currently comprised of Claude Haw (Chair), Cesar Cesaratto and Robert Pons. The Board as a whole comprehensively reviewed the Corporation's business strategy most recently in November 2012. This review process will continue in the context of the Strategy Committee.

The Strategy Committee meets at least once each quarter.

Disclosure Committee

The Corporation has adopted a written Disclosure Policy and has formed a Disclosure Committee consisting of members of senior management (namely, Peter Allen and Russell Frederick) in order to oversee the Corporation's disclosure practices and generally regulate the manner in which the Corporation and its directors, officers, employees and other representatives interact with shareholders and other stakeholders, analysts and the public. The Corporation's Disclosure Policy has been established in accordance with relevant disclosure requirements set out in applicable Canadian securities legislation. The Disclosure Committee was formed in February 2007 and meets periodically on an as-needed basis throughout the year.

A copy of the Corporation's Disclosure Committee Charter and Disclosure Policy is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board and the chairs of each of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Strategy Committee. The Board and the Chief Executive Officer have jointly developed and adopted a written position description for the Chief Executive Officer.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

Orientation and Continuing Education

Pursuant to the Corporation's Nominating and Governance Committee Charter, the Nominating and Governance Committee monitors and recommends training and development programs for the Board and individual directors. The Corporation encourages its directors to pursue continuing education relating to their positions as members of the Board. From time to time, management arranges for the Corporation's external advisors to provide materials to, or meet with, the Board in order to address continuing education topics such as governance and continuous disclosure obligations. The meetings in which new directors participate (including the annual review sessions of strategic plans and budgets), as well as informal discussions with other directors and the Corporation's senior management, also permit new directors to rapidly familiarize themselves with the Corporation's operations and history.

Ethical Business Conduct

The Corporation is committed to a culture of honesty, integrity and accountability and strives to operate its business in accordance with the highest ethical standards and applicable laws, rules and regulations. In furtherance of the foregoing, the Corporation has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") which governs the behaviour of its directors, officers and employees. The Code of Conduct provides that all directors, officers and employees must avoid any situation that constitutes a conflict of interest or the appearance of a conflict of interest with the Corporation.

As required by the CBCA, directors formally disclose to the Board any material transactions or arrangements in which the director has an interest, and interested directors refrain from voting on such transaction or agreement.

The full Board is responsible for monitoring compliance with the Code of Conduct, for regularly assessing its adequacy, for interpreting the Code of Conduct in any particular situation and for approving any changes to the Code of Conduct from time to time. The Code of Conduct provides that all directors, officers and employees of the Corporation are required to immediately report any violation of the Code of Conduct or any applicable law, rule or regulation to the Audit Committee or to a third-party engaged by the Corporation. In 2011, the Corporation enhanced the independence and accessibility of the process related to reporting any possible violations of applicable laws, rules or regulations or the Code of Conduct, by engaging a third-party intake service provider, EthicsPoint, to run a web and phone-based ethics helpline. Web-based reports are routed initially to EthicsPoints. The reports are then forwarded to the Audit Committee for review and investigation. Reports made through the toll-free numbers provided by EthicsPoint are answered by EthicsPoint and then forwarded to the Audit Committee, all in accordance with the Corporation's Whistleblower Policy. A copy of the Code of Conduct is available on SEDAR at www.sedar.com, or the Corporation's website at www.dragonwaveinc.com, and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

The Corporation has also adopted an Insider Trading Policy which governs the conduct of directors, officers, employees and other insiders of the Corporation with respect to the trading of the Corporation's securities, particularly when in possession of material information concerning the Corporation and its affairs that has not been generally disclosed to the public. Among other matters, the Insider Trading Policy sets out prohibited trading activities, establishes guidelines for identifying insiders of the Corporation and describes reporting requirements applicable to insiders. As noted above, the Insider Trading Policy was amended by the Board on May 2, 2012.

Compensation

The Board, acting on the recommendations of the Compensation Committee which is composed entirely of "independent" directors, reviews the adequacy of management's and the directors' compensation, as determined based on reviews of the competitive marketplace, to ensure that such compensation is current and reflective of

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

the roles of each director. Additional disclosure relating to compensation matters is found above under "Information on Executive Compensation" and "Board Committees — Compensation Committee".

Assessment

In general, since the directors work closely as a group throughout the year, the Chair, the full Board and each committee thereof are able to continuously assess whether each director is contributing towards the fulfillment of the Mandate for the Board and otherwise performing his or her duties at the highest level. As noted above, in March 2013 the Nominating and Governance Committee also administered a Board effectiveness survey which was presented to the Board in May 2013.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company, for which the Corporation is required under National Instrument 51-102 — Continuous Disclosure Obligations to disclose such information, has any material interest, direct or indirect, in any transaction completed in the three most recently completed financial years or the current financial year that has materially affected, or is reasonably expected to materially affect, the Corporation. The following item is not material to the Corporation and is only disclosed in the interest of providing full information about the Corporation.

Renaissance Repair and Supply

Renaissance Repair and Supply ("Renaissance"), a private company, provides repair services to the Corporation from its repair facility located in Kanata, Ontario. One of our directors, Cesar Cesaratto, is the Chairman of the board of directors of Renaissance. We believe that the repair services have been provided on terms that reflect fair market terms and payment provisions at the times that the repair services were provided and payment was made.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than February 20, 2015 to be considered for inclusion in next year's Management Proxy Circular for the purposes of the Corporation's next annual meeting of shareholders.

ADDITIONAL INFORMATION

Financial information regarding the Corporation may be found in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the year ended February 28, 2014. Additional information regarding the Corporation may be found in the Corporation's AIF for the year ended February 28, 2014. Copies of the AIF, this Circular (together with collateral material for the Meeting) and the Corporation's financial statements and management's discussion and analysis for the year ended February 28, 2014, may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9.

Additional information relating to the Corporation may also be found on SEDAR at www.sedar.com and at the Corporation's website at www.dragonwaveinc.com.

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DragonWave Inc.
Management Proxy Circular
May 23, 2014

 APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to each holder of Common Shares entitled to receive notice of and vote at the Meeting, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario, this 23rd day of May, 2014.

Russell Frederick
Vice President, Finance and Chief Financial Officer

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 SCHEDULE "A"

MANDATE FOR THE DIRECTORS OF
DRAGONWAVE INC.

1.     Purpose

The primary function of the directors (individually a "Director" and collectively the "Board") of DragonWave Inc. (the "Corporation") is to supervise the management of the business and affairs of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the "CEO"), should set the standards of conduct for the Corporation.

2.     Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board. The chairman of the Board and a majority of the members of the Board shall be independent within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) and the rules of any stock exchange or market on which the Corporation's shares are listed or posted for trading (collectively, "Applicable Governance Rules"). In this Mandate, the term "independent" includes the meanings given to similar terms by Applicable Governance Rules, including the terms "non-executive", "outside" and "unrelated" to the extent such terms are applicable under Applicable Governance Rules. The Board shall assess, on an annual basis, the adequacy of this Mandate.

3.     Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)
Legal Requirements

(i)
The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)
The Board has the statutory responsibility to, among other things:

A.
manage, or supervise the management of, the business and affairs of the Corporation;

B.
act honestly and in good faith with a view to the best interests of the Corporation;

C.
declare conflicts of interest, real or perceived;

D.
exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

E.
act in accordance with the obligations contained in the Canada Business Corporations Act (the "CBCA"), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

(iii)
The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.
any submission to the shareholders of any question or matter requiring the approval of the shareholders;

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    B.
    the filling of a vacancy among the directors or in the office of auditor and the appointment or removal of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

    C.
    the issue of securities except as authorized by the Board;

    D.
    the declaration of dividends;

    E.
    the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

    F.
    the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

    G.
    the approval of a management proxy circular;

    H.
    the approval of a take-over bid circular, directors' circular or issuer bid circular;

    I.
    the approval of an amalgamation of the Corporation;

    J.
    the approval of an amendment to the articles of the Corporation;

    K.
    the approval of annual financial statements of the Corporation; and

    L.
    the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)
Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)
Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)
Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

  (i)
  appoint the CEO, and together with the CEO, to develop a position description for the CEO;

  (ii)
  with the advice of the compensation committee of the Board (the "Compensation Committee"), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

  (iii)
  provide advice and counsel to the CEO in the execution of the duties of the CEO;

  (iv)
  develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

  (v)
  approve the appointment of all corporate officers;

  (vi)
  consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

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  (vii)
  consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

  (viii)
  ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)
Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of the Corporation and to ensure that the CEO and such other officers are creating a culture of integrity throughout the Corporation.

(f)
Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

  (ii)
  approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

  (iii)
  ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

  (iv)
  ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

  (v)
  developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

  (vi)
  examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)
Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

  (ii)
  ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  (iii)
  ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

  (iv)
  ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

  (v)
  reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)
Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  monitoring the Corporation's progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

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  (ii)
  considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

  (iii)
  reviewing and approving material transactions involving the Corporation;

  (iv)
  ensuring that the Corporation has implemented adequate internal control and management information systems;

  (v)
  assessing the individual performance of each Director and the collective performance of the Board; and

  (vi)
  overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.     Board's Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.     Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)
Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)
Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation's advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)
Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)
Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director's time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Nominating and Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)
Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

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(f)
Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)
Evaluating Board Performance

The Board, in conjunction with the Nominating and Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.     Qualifications and Directors' Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.     Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board, provided that the CEO must not be present during deliberations or voting regarding his or her compensation.

Independent directors should meet separately from non-independent directors and management at least twice per year in conjunction with regularly scheduled Board meetings, and at such other times as the independent directors consider appropriate to ensure that the Board functions in an independent manner.

8.     Committees

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Disclosure Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.     Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.   Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Governance Committee.

Approved by the Directors on February 23, 2007 and revised and effective as of October 20, 2009

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 APPENDIX A

APPROVAL OF THE ADOPTION OF THE SHARE BASED COMPENSATION PLAN

DRAGONWAVE INC.
(the "Corporation")

RESOLUTION OF THE SHAREHOLDERS
APPROVING THE ADOPTION OF THE SHARE BASED COMPENSATION PLAN

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.
the Share Based Compensation Plan of the Corporation adopted by the Board of Directors of the Corporation on May 14, 2014, subject to shareholder approval, a copy of which is attached to the Corporation's Management Proxy Circular as Appendix B (the "Share Based Compensation Plan"), be and is hereby approved and adopted;

2.
the Corporation be and is hereby authorized to issue Common Shares in satisfaction of the Corporation's obligations under any awards granted pursuant to the terms and conditions of the Share Based Compensation Plan equal in number to 10% of the issued and outstanding common shares of the Corporation from time to time;

4.
the Share Based Compensation Plan shall become effective on the date of approval by the shareholders;

5.
the Share Based Compensation Plan is expressly approved to the extent required by Section 422 of the United States Internal Revenue Code of 1986, as amended;

6.
subject to the terms of the Share Based Compensation Plan, the directors of the Corporation are hereby authorized to make amendments to the Share Based Compensation Plan as the directors of the Corporation may determine are necessary, desirable or useful and including, without limiting the generality thereof, authority to make amendments to the Share Based Compensation Plan from time to time without the approval of or further authority from the shareholders of the Corporation as set forth in the Share Based Compensation Plan; and

7.
any one director or officer of the Corporation be and is hereby authorized on behalf of the Corporation, to execute and deliver all documents and to take such other actions as such director or officer may determine to be necessary to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

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APPENDIX B

DRAGONWAVE INC.
SHARE BASED COMPENSATION PLAN

1.         Purpose and Amendment

(a)
Background.    Prior to the date hereof, the Corporation established the Prior Plan, pursuant to which stock options have been granted to purchase Shares of the Corporation. Subject to Section 16, the Corporation now adopts this Plan on the terms and conditions herein set forth (as may be amended from time to time) in order to provide the Corporation with flexibility in designing various equity-based compensation arrangements for the Employees, Officers, Consultants and Non-Employee Directors of the Corporation and its Related Entities. Section 16 sets forth the provisions concerning the effective date of the Plan, its termination, and application to Awards under the Prior Plan.

(b)
Purpose.    The purpose of this Plan is to advance the interests of the Corporation by encouraging Employees, Consultants and Non-Employee Directors to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of such Persons in the Corporation, (ii) aligning the interests of such Persons with the interests of the Corporation's shareholders generally, (iii) encouraging such Persons to remain associated with the Corporation, and (iv) furnishing such Persons with additional incentive in their efforts on behalf of the Corporation. The Board also contemplates that through the Plan, the Corporation and its Related Entities will be better able to compete for and retain the services of the individuals needed for the continued growth and success of the Corporation.

2.         Definitions

For purposes of this Plan, the following terms shall have the meaning set forth below:

(a)
"Act" means the Canada Business Corporations Act, or its successor, as amended, from time to time;

(b)
"Affiliate" means any corporation that is an affiliated company of the Corporation as defined in Securities Act, as may be amended from time to time;

(c)
"Associate" where used to indicate a relationship with any person or company, is as defined in the Securities Act, as may be amended from time to time;

(d)
"Awards" shall mean, collectively, Options, Performance Share Units, Restricted Share Units, Deferred Share Units and Bonus Shares;

(e)
"Blackout Period" shall have the meaning ascribed thereto in Section 5(b)(iii) of the Plan;

(f)
"Board" means the board of directors of the Corporation;

(g)
"Bonus Share" shall mean a Share granted in accordance with Section 8 of the Plan to a Participant;

(h)
"Change of Control" means the occurrence of any one or more of the following events:

(i)
a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding voting shares of the successor corporation after completion of the transaction;

(ii)
the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets of the Corporation to another entity, other than a disposition to a wholly-owned Affiliate in the course of a reorganization of the assets of the Corporation and its Affiliates;

(iii)
a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

Page / B-1

  (iv)
  the acquisition by any "offeror" (as defined in section 89 of the Securities Act as at the date hereof) of beneficial ownership of 50% or more of the votes attached to the outstanding voting securities of the Corporation, by means of a take-over bid or otherwise;

  (v)
  any person, entity or group of persons or entities acting jointly or in concert acquires the right to direct the management and policies of the Corporation; or

  (vi)
  as a result of or in connection with: (A) a contested election of directors, or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board.

  As to any given Awards or all Awards, the Granting Authority may establish, in the terms of the Award, additional conditions or events that must occur in order for a "Change of Control" to occur under such Award(s) (including the termination of employment);

(i)
"Committee" means the Corporation's Compensation Committee and any other committee of the Board constituted as provided for in Section 3 and authorized by the Board to take actions with respect to the Plan as provided in Section 3, provided that such Committee is composed of two or more Non-Employee Directors;

(j)
"Consultant" shall mean other than a Non-Employee Director or an Employee:

(i)
a person who: (A) is engaged to provide services to the Corporation or a Related Entity, other than services provided in relation to a distribution (as such term is defined in the Securities Act); (B) provides the services under a written contract with the Corporation or a Related Entity; and (C) in the reasonable opinion of the Plan Administrator, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Related Entity, and includes, for an individual Consultant, a Consultant Company or Consultant Partnership of such individual; and

(ii)
any person who is not a resident of Canada who is designated by the Granting Authority as a Consultant having regard to applicable securities laws;

  Notwithstanding the foregoing, the term "Consultant" shall be limited to such persons or entities to whom Awards may be granted in accordance with applicable laws and the rules of any applicable Stock Exchange.

(k)
"Consultant Company" means, for an individual consultant, a company of which the individual consultant is an employee or shareholder;

(l)
"Consultant Partnership" means, for an individual consultant, a partnership of which the individual consultant is an employee or partner;

(m)
"Control" shall mean, with respect to any Person, the possession, directly or indirectly, severally or jointly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise;

(n)
"Corporation" means DragonWave Inc., a corporation existing under the Act, and includes any successor corporation thereof;

(o)
"Deferred Share Units" shall mean a right, granted in accordance with Section 7 hereof, to receive a Share that is settled, if at all, only after the Participant's Eligible Retirement, death or cessation or termination of office or employment, as described herein;

(p)
"Effective Date" shall mean the date as of which an Award shall take effect, provided that the Effective Date shall not be a date prior to the date the Granting Authority determines an Award shall be made and, unless otherwise specified by the Granting Authority, the Effective Date will be the date the

Page / B-2

    Granting Authority determines an Award shall be made and further provided that for purposes of an Option Award, the Effective Date shall be the date of grant of the Option Award;

(q)
"Eligible Retirement" shall mean, if determined by the Granting Authority in its sole discretion, termination of service, under circumstances as shall constitute retirement for age as determined by the Granting Authority or in accordance with the written policies established by the Granting Authority as they may be amended or revised from time to time;

(r)
"Employees" means a person employed by the Corporation or a Related Entity, and, with respect to the grant of any Incentive Stock Option, who is an employee for the purposes of Section 422 of the IRC;

(s)
"Exercise Price" shall mean, with respect to an Option, the price payable by a Participant to purchase one Share on exercise of such Option, subject to adjustment in certain events pursuant to Section 11;

(t)
"Fair Market Value" means, on any particular date, subject to any other requirement of applicable law (including without limitation Sections 409A and 422 of the Code with respect to grants to US Participants) and the rules of any applicable Stock Exchange, the volume weighted average trading price for a Share (calculated by dividing the total value of Shares traded by the total volume of Shares traded for the relevant period) as quoted on such exchange or market (or, if such Shares are listed on more than one exchange or market, the exchange or market where the majority of the trading volume and value of the Shares occurs) for the five (5) market trading days immediately prior to such date;

(u)
"Granting Authority" shall mean the Board, the Committee or other committee, as applicable, that is charged with exercising the powers and responsibility as to a specific matter in question affecting this Plan or an Award;

(v)
"Incentive Stock Option" shall mean an Option that, on the Effective Date, is intended to qualify and is designated by the Granting Authority in the applicable instrument of grant as an Incentive Stock Option within the meaning of Section 422 of the IRC;

(w)
"Insiders" shall mean a reporting insider as defined in National Instrument 55-104 — Insider Reporting Requirements and Exemptions;

(x)
"IRC" shall mean the Internal Revenue Code (United States) and any regulations thereunder as amended from time to time;

(y)
"ITA" shall mean the Income Tax Act (Canada) and any regulations thereunder as amended from time to time;

(z)
"NI 45-106" means National Instrument 45-106 — Prospectus and Registration Exemptions, promulgated under the Securities Act, as such instrument may be amended from time to time, or any successor instrument thereto;

(aa)
"Non-Employee Director" shall mean an individual who is a member of the Board but who is not otherwise an Employee or a Consultant of the Corporation or of any Related Entity at the date the Award is granted;

(bb)
"Officer" shall mean any officer of the Corporation;

(cc)
"Option" shall mean an option granted in accordance with Section 6 hereof, to purchase a Share;

(dd)
"Participants" or "Grantees" shall mean those individuals to whom Awards have been granted from time to time under the Plan. The executors and administrators of such Participant's estate, any Person or Persons who acquire the right to an Award directly from the Participant by bequest or inheritance or any other permitted transferee of the Participant under Section 10 hereof shall be treated as a Participant solely for the purposes of exercising and enforcing an Award according to the terms thereof and of this Plan;

(ee)
"Performance Criteria" shall mean such financial, personal and/or other performance criteria as may be determined by the Granting Authority with respect to Awards of Performance Share Units and, for greater certainty, the Committee may take into consideration the present and potential contributions of

Page / B-3

    and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Granting Authority deems appropriate and relevant;

(ff)
"Performance Share Unit" shall mean a right, granted in accordance with Section 7 hereof, to receive a Share that generally becomes Vested, if at all, based on Performance Criteria;

(gg)
"Person" shall mean, unless the context otherwise requires or unless and to the extent otherwise limited or required by applicable law or rules of a Stock Exchange, any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity;

(hh)
"Plan" shall mean this Share Based Compensation Plan, as amended and restated from time to time;

(ii)
"Prior Plan" means the Corporation's Sixth Amended and Restated Key Employee Stock Option Plan as it existed prior to the date hereof;

(jj)
"Related Entity" has the meaning ascribed to the term "related entity" in NI 45-106;

(kk)
"Restricted Period" shall mean the period established by the Granting Authority with respect to an Award during which the Award either remains subject to forfeiture or is not exercisable by the Participant;

(ll)
"Restricted Share Unit" shall mean a right, granted in accordance with Section 7 hereof, to receive a Share that generally becomes Vested, if at all, based on the Participant's period of employment with the Corporation and/or such other Vesting criteria as determined by the Granting Authority from time to time;

(mm)
"Revised Expiry Date" shall have the meaning ascribed thereto in Section 5(b)(iii) hereof;

(nn)
"Securities Act" means the Securities Act (Ontario);

(oo)
"Shareholder Approval" has the meaning set forth in Section 12 of this Plan;

(pp)
"Shareholder Approval Date" means the date on which this Plan is approved by shareholders of the Corporation;

(qq)
"Shares" means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Section 11 of this Plan;

(rr)
"Stock Exchange" shall mean the TSX or NASDAQ, or such other stock exchange where the Shares of the Corporation are listed for trading as at the relevant time;

(ss)
"Ten Percent Shareholder Participant" means a Participant to whom an Incentive Stock Option is granted pursuant to the provisions of the Plan who is, on the date of the grant, the owner of stock (as determined under Section 424(d) of the IRC) possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or its parent, if any, or its subsidiary corporations (as defined in Section 424(e)) of the IRC;

(tt)
"Termination Date" means: (i) in the case of an Employee, the date of notice of termination of the employment of the Employee with or without cause by the Corporation or a Related Entity or the date of notice of resignation of employment of the Employee with the Corporation or a Related Entity, other than the Eligible Retirement; and (ii) in the case of a Consultant, the date of notice of termination of the services of the Consultant by the Corporation or any Related Entity. For greater clarity, in all cases, the Termination Date will be calculated without reference to any notice or severance period under contract or applicable law;

(uu)
"TSX" means the Toronto Stock Exchange;

(vv)
"U.S." means the United States of America; and

(ww)
"Vested" or "Vesting" shall mean, with respect to an Award, that the applicable conditions established by the Granting Authority or this Plan have been satisfied or, to the extent permitted under the Plan, waived, whether or not the Participant's rights with respect to such Award may be conditioned upon prior or subsequent compliance with any confidentiality, non-competition or non-solicitation obligations.

Page / B-4

3.         Administration

(a)
Powers of the Board and the Committee.    Subject to and consistent with the terms of the Plan, applicable law and applicable rules of any Stock Exchange, and subject to the provisions of any charter adopted by the Board with respect to the powers, authority and operation of the Committee (as amended from time to time), the Board will have the general power to administer the Plan in accordance with its terms (including all powers specified in Section 3(a)(ii)) and make all determinations required or permitted to be made, provided, however, that the Board may delegate all or any portion of such powers to the Committee or to other committees; and provided, further, that with respect to Awards of the Corporation's executive officers, the Committee shall have such powers as are set forth in Section 3(a)(i).

(i)
Specific Provisions Concerning Delegation of Authority to the Committee.    In addition to any authority of the Committee specified under any other terms of the Plan, and notwithstanding any other provision herein to the contrary, insofar as Awards under the Plan are to be made to executive officers, the Committee will make recommendations to the Board with respect to Awards.

  The foregoing shall not limit the Board in delegating any other powers to the Committee or in delegating any or all determinations or other powers with respect to certain types of Awards, including the full power to make Awards and to exercise the other powers set forth in Section 3(a) and the other powers granted herein to the Granting Authority.

  (ii)
  Specific Powers of the Granting Authority.    Without limiting the lead-in paragraph of Section 3(a), the powers of the Granting Authority shall include the powers to, subject to Section 12:

  A.
  interpret the Plan and instruments of grant evidencing the Awards;

  B.
  prescribe, amend and rescind such procedures and policies (including to the extent deemed necessary or advisable, the adoption of one or more sub-plans), and make all determinations it deems necessary or desirable for the administration and interpretation of the Plan and instruments of grant evidencing Awards;

  C.
  determine those Persons who are eligible to be Participants, grant one or more Awards to such Persons and approve or authorize the applicable form and terms of the related instrument of grant;

  D.
  determine the terms and conditions of Awards granted to any Participant, including, without limitation, and subject always to the Plan (1) subject to Section 4(a) and 4(b), the type, and number of Shares subject to an Award, (2) the Exercise Price for Shares subject to an Award, if applicable, (3) the conditions to the Vesting of an Award or any portion thereof, including terms relating to lump sum or installment Vesting, the period for achievement of any applicable Performance Criteria as a condition to Vesting and the conditions, if any, upon which Vesting of any Award or portion thereof will be waived or accelerated without any further action by the Granting Authority, (4) the circumstances upon which an Award or any portion thereof shall be forfeited, cancelled or expire, (5) the consequences of a Participant's termination with respect to an Award, (6) the manner of exercise or settlement of the Vested portion of an Award, including whether an Award shall be settled on a current or deferred basis, and (7) whether and the terms upon which any Shares delivered upon exercise or settlement of an Award must continue to be held by a Participant for any specified period;

  E.
  set forms of consideration, if any, to be paid with respect to the exercise of an Award (except to the extent certain forms of consideration must be paid to satisfy the requirements of applicable law);

  F.
  determine whether and the extent to which any Performance Criteria or other conditions applicable to Vesting of an Award have been satisfied or shall be waived or modified;

  G.
  amend the terms of any instrument of grant or other documents evidencing Awards; provided, however, that subject to Section 5(d), no amendment of an Award may, without the consent of

Page / B-5

        the holder of the Award, adversely affect such Person's rights with respect to such Award in any material respect;

    H.
    accelerate or waive any condition to the Vesting of any Award, all Awards, any class of Awards or Awards held by any group of Participants; and

    I.
    determine whether and the extent to which adjustments shall be made pursuant to Section 11 and the terms of any such adjustments.

However, the Granting Authority shall not have any discretion under this Section 3(a) or any other provisions of the Plan that would modify the terms or conditions of (i) any Award that is intended to be exempt from the definition of "salary deferral arrangement" in subsection 248(1) of the ITA if the exercise of such discretion would cause the Award to not be or cease to be exempt; (ii) any Award to a U.S. Participant that is intended to be exempt from being treated as "deferred compensation" subject to Section 409A, or otherwise comply with the rules imposed by Section 409A of the IRC on Awards constituting "deferred compensation," if the exercise of such discretion would result in a violation of Section 409A of the IRC; or (iii) any Option granted to a Participant if the exercise of such discretion would cause the Option to not be or cease to be governed by Section 7 of the ITA. The Granting Authority will also exercise its discretion in good faith in accordance with the Corporation's intention that the terms of the Awards and the modifications or waivers permitted hereby are in compliance with applicable law and the rules of the Stock Exchange.

(b)
Effects of Granting Authority's Decision.    Any action taken, interpretation or determination made, or any rule or regulation adopted by the Granting Authority pursuant to this Plan shall be made in its sole discretion and shall be final, binding and conclusive on all affected Persons, including, without limitation, the Corporation, any of its Related Entities, any grantee, holder or beneficiary of an Award, any shareholder and any Employee, Consultant or Non-Employee Director.

(c)
Liability Limitation and Indemnification.    No member of the Granting Authority or the Board generally shall be liable for any action or determination made in good faith pursuant to the Plan or any instrument of grant evidencing any Award granted under the Plan. To the fullest extent permitted by law, the Corporation shall indemnify and save harmless, and shall advance and reimburse the expenses of, each Person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such Person is or was a member of the Granting Authority or is or was a member of the Board in respect of any claim, loss, damage or expense (including legal fees) arising therefrom.

(d)
Delegation and Administration.    The Granting Authority may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to such committee, Person or Persons as it may determine, from time to time, on terms and conditions as it may determine, except the Granting Authority shall not, and shall not be permitted to, delegate any such powers, rights or duties: (i) with respect to the grant, amendment, administration or settlement of any Award of a Participant, (ii) with respect to the establishment or determination of the achievement of the Performance Criteria, or (iii) with respect to any matter that would be in violation of applicable law or the rules of any Stock Exchange. The Granting Authority may also appoint or engage a trustee, custodian or administrator to administer and implement the Plan or any aspect of it, subject to the exception of the immediately preceding sentence hereof.

4.         Shares Subject to the Plan

(a)
Aggregate Plan Limits.    Subject to adjustment pursuant to Section 11, the maximum aggregate number of Shares that may be subject to issuance at any given time in connection with the Awards granted under the Plan shall not exceed a number equal to 10% of the total number of issued and outstanding Shares (calculated on a non-diluted basis) at the time of any Award grant, provided that the maximum number of Bonus Shares issued in any 12 month period shall not exceed 1.0% of the total number of issued and outstanding Shares (calculated on a non-diluted basis) at the time of the grant of Bonus Shares. These prescribed maximums may be subsequently changed to any specified amount, provided the change is

Page / B-6

    authorized by a vote of the shareholders of the Corporation. For purposes of computing the foregoing limits, the following shall be counted against such limit:

  (i)
  Shares issuable upon the exercise of options granted under the Prior Plan that are outstanding on the Shareholder Approval Date;

  And the following shall not be counted against such limit:

  (i)
  Shares issued pursuant to the exercise of Options granted under the Plan, which shall be returned to the pool of Shares issuable hereunder and may be made subject to additional Awards granted pursuant to the Plan;

  (ii)
  Shares issued pursuant to the exercise of options granted under the Prior Plan, which shall be returned to the pool of Shares issuable hereunder and may be made subject to additional Awards granted pursuant to the Plan;

  (iii)
  Shares issued pursuant to the settlement of Vested Awards, which shall be returned to the pool of Shares issuable hereunder and may be made subject to additional Awards granted pursuant to the Plan;

  (iv)
  Bonus Shares issued pursuant to Section 8 of the Plan;

  (v)
  Shares which by reason of the expiration, cancellation or termination of an unexercised Option are no longer subject to purchase pursuant to an Option granted under the Plan, which shall be returned to the pool of Shares issuable hereunder and may be made subject to additional Awards granted pursuant to the Plan;

  (vi)
  Shares which by reason of the expiration without Vesting of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit or by reason of the cancellation of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit are no longer subject to issuance, which shall be returned to the pool of Shares issuable hereunder and may be made subject to additional Awards granted pursuant to the Plan; and

  (vii)
  Any available shares under a pre-existing shareholder approved plan of a company acquired by the Corporation or a Related Entity or with which the Corporation or a Related Entity combines, and not adopted in contemplation of such acquisition or combination (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Non-Employee Directors prior to such acquisition or combination.

(b)
Incentive Stock Option Limitations.    Notwithstanding anything in this Plan to the contrary, the maximum number of Shares which may be issued upon exercise of Options intended to qualify as Incentive Stock Options shall not exceed 2,100,000 Shares.

(c)
Term of the Plan.    To the extent required to satisfy any applicable law or the rules of any applicable Stock Exchange, this Plan shall have a term of ten (10) years from the Shareholder Approval Date. To the extent such a ten (10) year period is applicable, no additional Awards shall be made absent such re-approval. In addition, in any event, no Option intended to qualify as an Incentive Stock Option may be granted following the expiration of the ten (10) year period commencing on the Shareholder Approval Date.

(d)
Source of Shares.    Except as expressly provided in the Plan, Shares delivered to Participants in connection with the exercise or settlement of Awards may be authorized but unissued Shares, Shares purchased in the open-market or in private transactions. The Board shall take such action as may be necessary to authorize and reserve for issuance from unissued Shares such number of Shares as may be necessary to permit the Corporation to meet its obligations under the Plan; provided, however, that the Corporation

Page / B-7

    may satisfy its obligations from treasury shares or Shares purchased in the open market or private transactions.

5.         General Provisions Relating to Awards

(a)
Eligibility.    Awards will be granted only to those Persons who are, at the time of the grant, Non-Employee Directors, Officers, Employees or Consultants to the Corporation or its Related Entities. If any Participant is (pursuant to the terms of his or her employment or otherwise) subject to a requirement that he or she not benefit personally from an Award, the Granting Authority may, subject to applicable laws and the rules of any applicable Stock Exchange, grant any Award to which such Person would otherwise be entitled to the Person's employer or to any other entity designated by them that directly or indirectly imposes such requirement on the Person. The Granting Authority shall have the power to determine other eligibility requirements with respect to Awards or types of Awards.

(b)
Terms of Grant.    Subject to the other express terms of this Plan, grants of Awards under the Plan shall contain such terms and conditions as the Granting Authority may specify. Without limiting the foregoing,

(i)
Each Award granted under the Plan shall be evidenced by an instrument of grant, in such form or forms as the Granting Authority shall approve from time to time, which shall set forth such terms and conditions consistent with the terms of the Plan as the Granting Authority may determine. Each instrument of grant shall set forth, at a minimum, the Exercise Price, as applicable, the type and Effective Date of the Award evidenced thereby, the number of Shares subject to such Awards and the applicable Vesting conditions. Reference in the Plan to an instrument of grant shall include any supplements or amendments thereto;

(ii)
The term or Restricted Period of each Award that is an Option, Performance Share Unit or Restricted Share Unit shall be for such period as may be determined by the Granting Authority; provided, however, that in no event shall the term of any Option, Performance Share Unit or Restricted Share Unit exceed a period of ten years (or such other shorter term as may be required in respect of an Award so that such Award does not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA);

(iii)
Notwithstanding the foregoing provisions of this Section 5(b), unless otherwise determined by the Granting Authority, or as otherwise provided in the Plan, and subject to any limitations that may be imposed by applicable laws and the rules of any Stock Exchange, if the term of any Award granted hereunder is scheduled to expire: (i) at a time when the holder of the Award is subject to restrictions on trading of securities of the Corporation under a trading "blackout" established by the Corporation (pursuant to the disclosure policy of the Corporation then in effect or otherwise) or pursuant to any lock-up agreement or other similar trading restriction (a "Blackout Period"); or (ii) within ten business days after the termination of a Blackout Period, the terms of the Award will, notwithstanding the scheduled expiry date of the term of such Award, expire as of the date that is ten business days following the end of the applicable Blackout Period (the "Revised Expiry Date") and shall continue to be exercisable, convertible or otherwise remain outstanding for the benefit of the holder, as applicable, at any time up to the applicable time on the Revised Expiry Date;

(iv)
The Granting Authority may determine that payments to be made by the Corporation or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in a single payment or transfer, in installments or on a deferred basis; provided, however, that no deferral shall be required or permitted by the Granting Authority if such deferral would result in adverse tax consequences to the Participant under the ITA, or other applicable tax law (including those imposed in foreign jurisdictions);

(v)
The terms, conditions and/or restrictions contained in an Award may differ from terms, conditions and restrictions contained in any other Awards; and

(vi)
The Granting Authority may specify such other terms and conditions, consistent with the terms of the Plan, as the Granting Authority shall determine or as shall be required under any other provisions of the Plan. Such terms may include, without limitation, provisions requiring forfeiture of

Page / B-8

Awards in the event of termination of employment by the Participant and provisions permitting a Participant to make elections relating to his or her Award.

(c)
Vesting Conditions.    Subject to terms of the Plan, the Granting Authority shall, if applicable, determine any and all conditions to the Vesting of all and/or any portion of Awards and shall specify the material terms thereof in the applicable instrument of grant on, or as soon as reasonably practicable following, the Effective Date of the Award. Vesting of an Award, or portion thereof, may be conditioned upon passage of time, continued active employment, satisfaction of Performance Criteria, or any combination of the foregoing, as determined by the Granting Authority.

(d)
Change of Control.    Unless otherwise provided in the applicable grant agreement or Award or by direction of the Granting Authority as to all or any type of number of Awards, in the event of a Change of Control and notwithstanding any other Vesting or other restrictions or conditions, the Granting Authority may, subject to compliance with applicable laws, take whatever action with respect to the Awards outstanding that it deems necessary or desirable, including following:

(i)
the Granting Authority may accelerate Vesting and the expiration or termination date of Options then outstanding to a specified date fixed by the Granting Authority. After any accelerated expiration or termination date so specified, all unexercised Options and all rights of Participants thereunder shall terminate; provided, however, that any acceleration of the expiration or termination date shall not be to a date that is earlier than thirty (30) days after notice of such acceleration. The Granting Authority may also accelerate Vesting and the time at which Options may be exercised so that those types of Awards may be exercised in full for their then remaining term; and

(ii)
the Granting Authority may waive all restrictions and conditions of all Performance Share Units, Restricted Share Units and Deferred Share Units then outstanding with the result that those types of Awards shall be deemed satisfied, and the Restricted Period or other limitations on payment in full with respect thereto shall be deemed to have expired, as of the date of the Change of Control or such other date as may be determined by the Granting Authority, provided that, in no event shall a payment be made in respect of a Deferred Share Unit granted to a Participant prior to the date such Participant ceases to be an Employee or Director of the Corporation or of a Related Entity.

  Notwithstanding the above provision of this Section 5(d), but subject to any contractual rights created by the terms of an Award (including pursuant to any applicable employment agreement), the Granting Authority shall not be required to take any action described in the preceding provisions, and any decision made by the Granting Authority, in its sole discretion, not to take some or all of the actions described in the preceding provisions shall be final, binding and conclusive with respect to the Corporation and all other interested Persons. Any acceleration of Vesting shall be deemed to have occurred immediately prior to the Change of Control, no matter when the determination of the Granting Authority occurs.

  (iii)
  Moreover, if approved by the Board prior to or within thirty (30) days after such time as a Change of Control shall be deemed to have occurred, the Board shall have at any time the right to require that all or any portion of the Awards be settled and discharged in cash based on the "cash value" of such Awards in lieu of settlement by issuance of Shares, except in the case of an Award to a Participant that was, at the date the Award was granted, intended to be governed by Section 7 of the ITA. Such requirement may be specified in any arrangement relating to such Change of Control transaction to which the Corporation is a party or may be specified in any notice sent by the Corporation, which arrangement or notice may also specify the terms and timing of such settlement. If not so specified, the Board may require settlement at any time within a forty-five (45) day period immediately following the date that the Change of Control is deemed to have occurred. For the foregoing purposes, the "cash value" of an Award shall in the case of any Award that is an Option be equal to the excess of the "market value" (defined below) per share over the Exercise Price subject to such Award. For purposes of the preceding sentence, "market value" per share shall mean the higher of (x) the average of the market value per Share on each of the five trading days immediately preceding the date a Change of Control is deemed to have occurred or (y) the highest price, if any, offered by the acquiring Person or the Corporation with respect to Shares, all as determined by Board in its

Page / B-9

discretion. The Corporation may require Participants to verify the amount and completeness of any settlement of Awards as a condition to the final settlement and payment.

(e)
No Repricing or Extension of Term.    The Exercise Price for Shares subject to any award of Options may be reduced only if the Granting Authority specifically approves, provided that the Exercise Price for Shares subject to any award of Options may not be reduced after the Effective Date of the Award thereof, either directly or indirectly, without prior Shareholder Approval, except for adjustments pursuant to Section 11 of the Plan. In addition, to the extent any applicable law or the rules of any Stock Exchange require Shareholder Approval with respect to the extension of the term of one or more Awards, then any such extension shall not be effective unless the requisite Shareholder Approval is obtained.

(f)
Fractional Shares.    No fractional Shares shall be issued under the Plan and there shall be no entitlement or payment for any fractional Shares and no payment shall be made in lieu of a fractional Share.

(g)
Compliance with the ITA.    The terms and conditions applicable to any Award (or portion thereof) granted to a Participant who is subject to taxation under the ITA are intended to comply with the ITA. Without limiting the foregoing,

(i)
the terms of any such Award (or portion thereof) permitting the deferral of payment or other settlement thereof shall be subject to such requirements and shall be administered in such manner as the Committee may determine to be necessary or appropriate to comply with the applicable provisions of the ITA as in effect from time to time; and

(ii)
any elections allowed to be exercised by a Participant shall be deemed to be void or shall be deemed amended or altered so as not to cause the Award to be considered a "salary deferral arrangement" under the ITA, as defined in subsection 248(1) or create adverse tax consequences under the ITA.

(h)
Compliance with the IRC.    In respect of Participants who are also U.S. taxpayers ("U.S. Participants"), all Plan terms will be read as modified so as to effect and ensure exemption from, or compliance with, Section 409A of the IRC, such that no additional taxes or penalties shall be imposed under Section 409A of the IRC.

6.         Stock Options

(a)
General.    The Granting Authority may from time to time grant one or more Options to Participants on such terms and conditions, consistent with the Plan, as the Granting Authority shall determine. The instrument of grant evidencing an Option shall specify the Exercise Price for each Share subject to such Option, the maximum term of such Option and whether such Options (or any portion thereof) are intended to qualify as Incentive Stock Options.

(b)
Vesting Terms.    Options granted under the Plan shall become Vested at such times, in such installments and subject to such terms and conditions consistent with Section 5(c) hereof as may be determined by the Granting Authority and set forth in the applicable instrument of grant.

(c)
Exercise Price.    The Exercise Price of Shares which are the subject of any Option Award shall be fixed by the Granting Authority when such Option is granted; provided

(i)
the purchase price of Shares subject to an Option granted under the Plan shall be equal to the Shares' Fair Market Value on the Effective Date; and

(ii)
notwithstanding subsection 6(c)(i) above, the purchase price of Shares subject to an Incentive Stock Option granted under the Plan to a Ten Percent Shareholder Participant shall be not less than 110% of the Fair Market Value of the Shares on the Effective Date as determined in good faith by the Board at the Effective Date.

(d)
Exercise of Vested Options.    Vested Options may be exercised from time to time by delivery to the Corporation at its registered office, at least four days prior to the proposed exercise, of a subscription in writing signed by the Participant or his or her legal personal representative and addressed to the Corporation at its registered office stating the intention of the Participant or his or her legal personal representative to exercise the said Option and specifying the date of the proposed exercise and the

Page / B-10

    number of Shares in respect of which the Option is then being exercised, and the Participant shall deliver to the Corporation on the proposed exercise date a certified cheque (or the equivalent thereof acceptable to the Corporation) in payment of (i) the full Option price of the Shares in respect of which the said Option is then being exercised, and (ii) the amount of withholding tax which the Corporation is required to remit to governmental authorities with respect to the transaction. Such subscription shall be substantially in the form provided to the Participant for completion. The Corporation shall deliver certificates for such Shares (or other evidence of ownership in the case of uncertificated Shares) as soon thereafter as practicable.

(e)
Option Period.    Unless the Granting Authority provides for a shorter option period at or after the Effective Date of an Award of Options and subject to Section 9 hereof, all or any part of the Options covered by an Award shall, to the extent Vested, be exercisable, from time to time, within the period commencing on the date such Option or part thereof becomes Vested and ending on the last day of the term of such Award.

(f)
Incentive Stock Options.    Option Awards will not be treated as Incentive Stock Options unless specifically so designated. Even if so designated as an Incentive Stock Option, certain decisions, amendments, interpretations or other actions by the Granting Authority and certain actions by a Participant may cause an Option to cease to qualify as an Incentive Stock Option and, by accepting an Award of Options hereunder, the Participant thereby consents and agrees in advance to any such disqualifying action.

(g)
Settlement on Exercise of Option.    On the exercise of any Option, settlement of such Option shall be made by the issuance of Shares from treasury, the transfer of previously issued Shares then held by the Corporation or through the purchase of Shares on the open-market.

(h)
Miscellaneous Provisions.    If any Option granted pursuant to the Plan is not exercised for any reason whatsoever in accordance with the terms of the Plan, the Shares reserved for issuance pursuant to the Option shall, upon expiry of the Option, revert to the Plan and shall be available for other Awards. In addition, Shares issued pursuant to the exercise of any Option granted under the Plan shall revert to the Plan and shall be available for other Awards.

7.         Performance Share Units, Restricted Share Units and Deferred Share Units

(a)
Grants.    The Granting Authority may from time to time grant one or more Awards of Performance Share Units, Restricted Share Units and/or Deferred Share Units to Officers, Non-Employee Directors, Employees and/or Consultants of the Corporation on such terms and conditions, consistent with the Plan, as the Granting Authority shall determine and which terms shall be contained in a grant agreement.

(b)
Vesting Terms.

(i)
Performance Share Units shall become Vested at such times, in such installments and subject to such terms and conditions consistent with Section 5(c) hereof as may be determined by the Granting Authority and set forth in the applicable instrument of grant, provided that the conditions to Vesting of Performance Share Units may be based on Performance Criteria, and/or such other Vesting criteria as determined by the Granting Authority from time to time, provided however that Performance Share Units shall become Vested and be paid out no later than December 31 of the third calendar year following the calendar year in which the grantee rendered the employment services in respect of which the Award is being made.

(ii)
Restricted Share Units shall become Vested at such times, in such installments and subject to such terms and conditions consistent with Section 5(c) hereof as may be determined by the Granting Authority and set forth in the applicable instrument of grant, provided that the conditions to Vesting of Restricted Share Units may be based on the Participant's continued employment, and/or such other Vesting criteria as determined by the Granting Authority from time to time, provided however that Restricted Share Units shall become Vested and be paid out no later than December 31 of the third calendar year following the calendar year in which the grantee rendered the employment services in respect of which the Award is being made.

Page / B-11

  (iii)
  Unless otherwise provided at the time of the grant, the Vesting of Deferred Share Units shall occur at such times, in such installments and subject to such terms and conditions as may be determined by the Granting Authority and set forth in the applicable instrument of grant.

(c)
Settlement.    Unless otherwise determined by the Granting Authority (including by the terms of the Award and the Plan) and subject to Section 7(b), Performance Share Units and Restricted Share Units shall be settled upon or as soon as reasonably practicable following the Vesting thereof and Deferred Share Units shall be settled on the third business day (or such other period of time as permitted by the Granting Authority under the grant agreement) following the Eligible Retirement or death of the applicable Participant or at the time the Participant otherwise ceases to hold office subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of this Plan.

  Notwithstanding the foregoing, but subject to the terms set forth in the applicable instrument of grant, Performance Share Units, Restricted Share Units and Deferred Share Units shall also Vest in accordance with the following terms:

  (i)
  upon the death of the Participant, all unvested Performance Share Units and/or Restricted Share Units and/or Deferred Share Units credited to the Participant will Vest on the date the Corporation is duly notified of the Participant's death. The Shares represented by the Performance Share Units and/or Restricted Share Units and/or Deferred Shares Units held by the Participant shall be issued, as determined by the Granting Authority, to the Participant's estate forthwith;

  (ii)
  in the case of Eligible Retirement of the Participant, all unvested Performance Share Units and/or Restricted Share Units and/or Deferred Share Units credited to the Participant will Vest on the date of Eligible Retirement, and the Shares represented by Performance Share Units and/or Restricted Share Units and/or Deferred Share Units held by the Participant shall be issued to the Participant forthwith;

  (iii)
  in the case of total disability of the Participant, all unvested Performance Share Units and/or Restricted Share Units and/or Deferred Share Units credited to the Participant will Vest within 60 days following the date in which the Participant is determined to be totally disabled, and the Shares represented by Performance Share Units and/or Restricted Share Units and/or Deferred Share Units held by the Participant shall be issued to the Participant forthwith; and

  (iv)
  in the case of termination without cause by the Corporation of a Participant, all unvested Performance Share Units and/or Restricted Share Units credited to the Participant shall Vest on the Termination Date, and the Shares represented by Performance Share Units and/or Restricted Share Units held by the Participant shall be issued to the Participant forthwith. For clarity, where a Participant is terminated for cause or where the Participant has voluntarily terminated his/her employment or service with the Corporation, all unvested Performance Share Units and/or Restricted Share Units as at the Termination Date shall be immediately cancelled without liability or compensation therefor and be of no further force and effect.

(d)
Form of Payment for Performance Share Units, Restricted Share Units and Deferred Share Units.    Unless otherwise agreed to by the Participant and the Committee, the Corporation or Related Entity, as applicable, will pay out or settle Vested Performance Share Units, Vested Restricted Share Units or Vested Deferred Share Units in cash, Shares, or a combination thereof, as elected by the Committee. The Committee may, in its absolute discretion, elect one or any combination of the following payment methods for the Vested Performance Share Units and/or Vested Restricted Share Units and/or Deferred Share Units credited to the Participant:

(i)
issuing Shares to the Participant in accordance with Section 4(b) of the Plan;

(ii)
paying cash to the Participant be in accordance with Section 7(e) of the Plan.

  Where the Committee does not specify any payment method for the Vested Performance Share Units, Vested Restricted Share Units or Deferred Share Units credited to a Participant, the form of payment shall be in Shares issued from treasury.

Page / B-12

(e)
Payment in Cash.    Where the Committee elects to pay the Vested Performance Share Units, Vested Restricted Share Units or Vested Deferred Shares Units in cash, the payment will be equal to the product that results by multiplying (a) the number of Vested Performance Share Units, Vested Restricted Share Units or Deferred Share Units credited to the Participant as at the date of Vesting, and (b) the Fair Market Value on the date of Vesting, of a Share, net of any amount withheld in accordance with Section 15(b) of the Plan. Unless otherwise set out in the applicable grant agreement, a settlement pursuant to this Section 7(e) shall be payable in Canadian dollars.

(f)
Settlement in Shares.    Where the Committee elects to settle the Vested Performance Share Units, Vested Restricted Share Units or Deferred Share Units in Shares, settlement shall be made by delivery of one Share for each such Performance Share Unit, Restricted Share Unit or Deferred Share Unit then being settled.

  Upon payment of any amount pursuant to settlement of Performance Share Units, Restricted Share Units or Deferred Share Units granted under this Section 7 in Shares, the particular Performance Share Units, Restricted Share Units or Deferred Share Units in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or otherwise) shall be made in relation to such Performance Share Units, Restricted Share Units or Deferred Share Units.

(g)
Return of Shares to Pool.    If any Performance Share Unit, Restricted Share Unit or Deferred Share Unit is cancelled in accordance with the terms of the Plan or the agreements evidencing the grant, the Shares reserved for issuance pursuant to such Award shall, upon cancellation of such Restricted Share Unit or Deferred Share Unit, as applicable, revert to the Plan and shall be available for other Awards. In addition, Shares issued pursuant to the settlement of Vested Awards shall revert to the Plan and shall be available for other Awards.

(h)
Dividend Equivalents.    Neither the Participant nor his or her legal personal representative shall have any rights or privileges of a shareholder in respect of any of the Shares issuable upon exercise of the Award granted to him or her (including any right to receive dividends or other distributions therefrom or thereon) unless and until certificates representing such Shares (or in the case of uncertificated Shares, other evidence of ownership) have been issued and delivered.

(i)
Timing Requirements.    Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of a grantee in respect of Deferred Share Units including, without limitation, the delivery of Shares shall not be made prior to the date such grantee ceases to be an Employee (including a Non-Employee Director) of the Corporation or a Related Entity and shall be paid or delivered on or before December 31 of the calendar year commencing immediately following the date the grantee ceases to be an Employee (including a Non-Employee Director) of the Corporation or a Related Entity. All Deferred Share Units granted to a Participant shall have such terms and conditions as are necessary to comply with paragraph 6801(d) of the Regulations of the ITA.

(j)
No Other Benefit.

(i)
No amount will be paid to, or in respect of, a Participant (or a Person with whom the Participant does not deal at arm's length within the meaning of the ITA) under the Plan to compensate for a downward fluctuation in the price of a Share or the value of any Award granted, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or a person with whom the Participant does not deal at arm's length within the meaning of the ITA), for such purpose.

(ii)
The Corporation makes no representations or warranties to Participants with respect to the Plan or any Performance Share Units, Restricted Share Units or Deferred Share Units whatsoever. Participants are expressly advised that the value of any Performance Share Units, Restricted Share Units or Deferred Share Units in the Plan will fluctuate as the trading price of the Shares fluctuates.

(iii)
In seeking the benefits of participation in the Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Shares and all other risks associated with the holding of Performance Share Units, Restricted Share Units or Deferred Share Units.

Page / B-13

8.         Bonus Shares

(a)
General.    The Granting Authority may from time to time determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Bonus Shares as a discretionary bonus subject to such provisions and restrictions as the Granting Authority may determine.

(b)
Necessary Approvals.    The obligation of the Corporation to issue and deliver any Bonus Shares in accordance with Section 8(a) shall be subject to any necessary approvals of any Stock Exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Bonus Shares cannot be issued by the Corporation and delivered to any Participant under Section 8(a) for whatever reason, the obligation of the Corporation to issue such Bonus Shares shall terminate.

9.         Consequences of Termination

(a)
General Provisions.    Unless otherwise determined by the Granting Authority (including by the terms of the applicable employment agreement, grant agreement, Award or the Plan):

(i)
If employment of an Employee, Officer or service of a Non-Employee Director is terminated for any reason whatsoever other than death, total disability, Eligible Retirement, or termination without cause by the Corporation, or if service of a Consultant is terminated for any reason whatsoever other than death, subject to Section 7(c), any non-vested Award granted pursuant to the Plan outstanding at the Termination Date and all rights thereunder shall wholly and completely terminate and no further Vesting shall occur;

(ii)
If the employment or term of office of an Employee, Officer or Non-Employee Director terminates by reason of termination by the Corporation or a Related Entity without cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then (A) any Options held by the Participant that are exercisable at the Termination Date shall continue to be exercisable by the Participant until the earlier of: (x) the date which is thirty (30) days after such Termination Date and (y) the date on which the particular Option otherwise expires and (B) all unvested Performance Share Units, Restricted Share Units and Deferred Share Units shall immediately become Vested and shall be settled in accordance with Section 7(c). For greater clarity, any Options held by the Participant that are not exercisable at such Termination Date shall immediately expire and be cancelled on such Termination Date;

(iii)
If the employment or term of office of an Employee or Officer (including a Director who is also an Officer) terminates by reason of voluntary resignation by the Participant, then (A) any Options held by the Participant that are exercisable at the Termination Date shall continue to be exercisable by the Participant until the earlier of: (x) the date which is thirty (30) days after such Termination Date and (y) the date on which the particular Option otherwise expires; (B) all unvested Performance Share Units and Restricted Share Units shall be immediately cancelled without liability or compensation therefor and be of no further force and effect; and (C) all unvested Deferred Share Units shall immediately become Vested and shall be settled in accordance with Section 7(c). For greater clarity, any Options held by the Participant that are not exercisable at such Termination Date shall immediately expire and be cancelled on such Termination Date;

(iv)
If the employment of an Employee, Officer or service of a Non-Employee Director is terminated by reason of Eligible Retirement, then (A) the Participant shall be entitled to exercise his or her rights with respect to the portion of any Option Vested until the earlier of: (x) the date which is thirty (30) days after such Eligible Retirement and (y) the date on which the particular Option otherwise expires and (B) the Participant's Performance Share Units, Restricted Share Units and Deferred Share Units, if any, shall be settled in accordance with Section 7(c). For greater clarity, any Options held by the Participant that are not Vested at the time of such Eligible Retirement shall immediately expire and be cancelled at the time of such Eligible Retirement;

(v)
Upon termination of employment or service from the Corporation as a result of death of an Employee, Non-Employee Director or Consultant, (A) subject to Section 7(c), any non-Vested

Page / B-14

portion of any outstanding Award that has not already terminated shall immediately terminate and no further Vesting shall occur, (B) any Vested Option shall expire upon the earlier of: (1) the expiration date set in the Award; or (2) the date which is one hundred and twenty (120) days after the date of the Participant's death; and (C) the Participant's Performance Share Units, Restricted Share Units and Deferred Share Units, if any, shall be settled in accordance with Section 7(c);

  (vi)
  Upon termination of employment or service from the Corporation as a result of total disability of an Employee, Officer or Non-Employee Director, (A) subject to Section 7(c) any non-Vested portion of any outstanding Award that has not already terminated shall immediately terminate and no further Vesting shall occur, (B) any Vested Option shall expire upon the earlier of: (x) the expiration date set in the Award and (y) the date which is thirty (30) days after such Termination Date; and (C) the Participant's Performance Share Units, Restricted Share Units and Deferred Share Units, if any, shall be settled in accordance with Section 7(c); and

  (vii)
  If employment of an Employee or Officer or service of a Non-Employee Director is terminated for cause, for breach of fiduciary duty or for retirement which is not Eligible Retirement, then any Options held by the Participant, whether or not exercisable on the date of such termination, immediately expire and are cancelled on such date at a time determined by the Granting Authority, in its sole discretion and any and all outstanding Performance Share Units, Restricted Share Units or Deferred Share Units credited to such Participant's notional account, regardless of whether such Awards have Vested on or before the Termination Date pursuant to the terms of this Plan, shall be forfeited and cancelled immediately, and the Participant shall have no entitlement to receive any payment in respect of such forfeited Awards, by way of damages, pay in lieu of notice or otherwise.

(b)
Discretion of the Granting Authority.    Notwithstanding any other provision hereof and without limiting the discretion of the Granting Authority, the Granting Authority may (whether by terms of the Award or by its election notwithstanding the terms of an Award):

(i)
Allow non-Vested Awards to be treated as Vested upon termination of employment or service of a Participant, as to any or all of termination, death or total disability;

(ii)
Provide that the Awards with respect to certain classes, types or groups of Participants will have different acceleration, forfeiture, termination, exercise, continuation or other terms than other classes, types or groups of Participants. Without limiting the foregoing, but rather as an example for the foregoing, Awards to Non-Employee Directors may specify that they will become Vested in full upon Eligible Retirement, death, total disability or other change of status even though Awards to Employees do not provide for such acceleration;

(iii)
Provide for the continuation of any Award for such period and upon such terms and conditions as are determined by the Granting Authority in the event that a Participant ceases to be an Employee, Officer, Non-Employee Director or Consultant;

(iv)
Subject to applicable laws and rules of any applicable Stock Exchange, provide that Vested Awards may be exercised for periods longer or different from those set forth in Section 9(a)8(a); or

(v)
Set any other terms for the exercise or termination of Awards upon termination of employment or service.

  Notwithstanding the foregoing, all Awards granted to Participants who are subject to the ITA shall be on terms that will be designed to prevent them from being considered a "salary deferral arrangement" as defined in subsection 248(1) of the ITA.

(c)
Leave of Absence.    If an Employee is on military, sick leave or other bona fide leave of absence, such Person shall be considered an "Employee" for purposes of an outstanding Award during the period of such leave, provided that it does not exceed 90 days (or such longer period as may be determined by the Granting Authority in its sole discretion), or, if longer, so long as the Person's right to reemployment is guaranteed either by statute or by contract. If the period of leave exceeds ninety (90) days (or such longer period as may be determined by the Granting Authority in its sole discretion), the employment relationship shall be deemed to have been terminated on the ninety-first (91st) day (or the first day

Page / B-15

    immediately following any period of leave in excess of ninety (90) days as approved by the Granting Authority) of such leave, unless the Person's right to reemployment is guaranteed by statute or contract.

10.       Transferability

(a)
Transfer Restrictions.    Unless otherwise provided in the instrument of grant evidencing an Award, no Award, and no rights or interests therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Participant other than by testamentary disposition by the Participant or the laws of intestate succession. No such interest shall be subject to execution, attachment or similar legal process including without limitation seizure for payment of the Participant's debts, judgments, alimony or separate maintenance.

(b)
In the case where transfer is made following the death of a Participant to the Participant's legal personal representative, such legal personal may only receive the entitlement under the Award provided that it is exercised (if exercisable) at any time up to and including, but not after, 5:00 p.m. (Ottawa Time) on the date which is one year following the date of death of the Participant or up to 5:00 p.m. (Ottawa Time) on the date on which the Award granted to such participant expires, whichever is the earlier; such entitlement shall only occur in cases where the Award has Vested in accordance with the provisions of the Plan and where it is found that the Participant is legally entitled to the Award.

11.       Adjustments

(a)
No Restriction on Action.    The existence of the Plan and/or the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Corporation to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation, (ii) any merger, consolidation, amalgamation or change in ownership of the Corporation, (iii) any issue of bonds, debentures, capital, preferred or prior preference Shares ahead of or affecting the capital Share of the Corporation or the rights thereof, (iv) any dissolution re liquidation of the Corporation, (v) any sale or transfer of all or any part of the assets or business of the Corporation, or (vi) any other corporate act or proceeding with respect to the Corporation. No Participant or any other Person shall have any claim against any member of the Board or the Granting Authority, or the Corporation or any employees, officers or agents of the Corporation as a result of any such action.

(b)
Recapitalization Adjustment

(i)
In the event that (A) a dividend shall be declared upon the Shares or other securities of the Corporation payable in Shares or other securities of the Corporation, (B) the outstanding Shares shall be changed into or exchanged for a different number or kind of shares or securities of the Corporation or of another corporation or entity, whether through an arrangement, plan of arrangement, amalgamation, or other similar statutory procedure or a share recapitalization, subdivisions, consolidation or otherwise, (C) there shall be any change, other than those specified in (A) or (B) above, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, or (D) there shall be a distribution of assets or shares to shareholders of the Corporation out of the ordinary course of business then, the Granting Authority shall determine whether an adjustment in the number or kind of Shares theretofore authorized but not yet covered by Awards, in the number or kind of Shares theretofore subject to outstanding Awards, in the Exercise Price applicable under any outstanding Awards, in the number or kind of Shares generally available for Awards or available in any calendar year under the Plan and/or such other adjustment as may be appropriate should be made, in order to ensure that, after any such event, the Shares subject to the Plan and each Participant's proportionate interest shall be maintained substantially as before the occurrence of the event, and if the Granting Authority determines that an adjustment should be made, such adjustment shall be made and be effective and binding for all purposes. To the extent applicable, any Award granted to a U.S. Participant shall only be adjusted if such adjustment, or the manner in which the adjustment is made, will not result in adverse treatment under Sections 409A or 424 of the IRC.

Page / B-16

  (ii)
  In the case of any such adjustment as provided for in this Section, the Exercise Price of an Option shall be adjusted appropriately to reflect such adjustment. No adjustment provided for in this Section shall require the Corporation to issue a fractional Share and the total adjustment with respect to each outstanding Award shall be limited accordingly.

  (iii)
  Any adjustment to an Option shall be such that the Option is continuously governed by Section 7 of the ITA and, if effected, by way of an exchange of Options, shall comply with the requirements of subsection 7(1.4) of the ITA.

  (iv)
  Any adjustment to any Award granted to a Participant which has been designed to fall within a specific exemption to the definition of "salary deferral arrangement" in subsection 248(1) of the ITA shall be such as to ensure the continued availability of such exemption.

12.       Amendment and Termination

The Plan may be amended, altered or discontinued by the Board at any time, subject to obtaining any necessary approval of any applicable regulatory authority including, any rules imposed by any Stock Exchange or other quotation system upon which the Shares are traded, and to the extent otherwise imposed by applicable law and/or the rules of such Stock Exchange or other quotation system, and such amendment, alteration, or discontinuance shall be subject to the approval of the shareholders in accordance with the rules, regulations and policies of the Stock Exchange at a duly constituted meeting of shareholders ("Shareholder Approval"). In addition to the extent necessary or desirable to comply with applicable laws or any rules imposed by any Stock Exchange or quotation system upon which the Shares are traded, this Plan shall be subject to the re-approval of the Corporation's shareholders pursuant to a duly authorized Shareholder Approval.

13.       Regulatory Approval

Notwithstanding anything herein to the contrary, the Corporation shall not be obligated to cause to be issued any Shares or cause to be issued and delivered any certificates evidencing Shares pursuant to the Plan, unless and until the Corporation is advised by its legal counsel that the issuance and delivery of the Shares and such Share certificates (or other evidence of ownership in the case of uncertificated Shares) is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada, the United States and any other applicable jurisdiction, and the requirements of any Stock Exchange. The Corporation shall in no event be obligated to take any action in order to cause the issuance or delivery of Shares or such certificates (or other evidence of ownership in the case of uncertificated Shares) to comply with any such laws, regulations, and delivery of such Shares or certificates (or other evidence of ownership in the case of uncertificated Shares) and in order to ensure compliance with such laws, regulations, rules, orders and requirements, that the Participant, or any permitted transferee of the Participant under Section 8 hereof or, after his or her death, the Participant's estate, as described in Section 8 hereof, make such covenants, agreements and representations as the Granting Authority deems necessary or desirable.

14.       No Additional Rights

No Person shall have any claim or right to be granted Awards under the Plan, and the grant of any Awards under the Plan shall not be construed as giving a Participant any right to continue in the employment of the Corporation or affect the right of the Corporation to terminate the employment of a Participant. Unless otherwise determined by the Granting Authority, neither any period of notice, if any, nor any payment in lieu thereof, upon Termination shall be considered as extending the period of employment for the purposes of the Plan.

15.       Miscellaneous Provision

(a)
Shareholder Rights.    A Participant shall not have the right or be entitled to exercise any voting rights, receive any dividends or have or be entitled to any other rights as a shareholder in respect of Shares subject to an Award unless and until such Shares have been paid for in full and issued any certificates (or other evidence of ownership in the case of Uncertificated Shares) therefor have been issued to the Participant. A Participant entitled to Shares as result of the exercise of an Option or the settlement of a

Page / B-17

    Performance Share Unit, Restricted Share Unit or Deferred Share Unit shall not be deemed for any purpose to be, or have any such rights as a shareholder of the Corporation by virtue of such exercise or settlement, except to the extent a Share certificate (or other evidence of ownership in the case of uncertificated Shares) is issued therefor and then only from the date such certificate (or other evidence of ownership in the case of Uncertificated Shares) is issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Share certificate is issued.

(b)
Withholding.    The Corporation's obligation to deliver Shares issuable on the exercise of an Option or to settle, vest or issue any other form of Award shall be subject to the Participant's satisfaction of all applicable income, employment and non-resident withholding tax obligations. Without limiting the generality of the foregoing, if the Corporation or any of its Related Entities determines in its sole discretion that under the requirements of applicable taxation laws or regulations of any governmental authority whatsoever it is obliged to withhold for remittance to a taxing authority any amount upon exercise of an Option or settlement or issue of any other form of Award, the Corporation or any of its Related Entities may take any steps it considers necessary or appropriate in the circumstances to withhold in connection with any Option or other Award or benefit under the Plan including, without limiting the generality of the foregoing:

(i)
requiring the Participant exercising the Option, or receiving the settlement of vesting in, or the issuance of any other Award to pay the Corporation or any of its Related Entities, in addition to any in the same manner as the exercise price, or purchase price, the Shares issuable upon such exercise, settlement, or vesting, such amount as the Corporation or its Related Entity is obliged to remit to such taxing authority in respect of the Option or other award, with any such additional payment, in any event, being due no later than the date as of which any amount with respect to the Option or other Award first becomes included in the gross income of the Participant for tax purposes;

(ii)
issuing the Shares issuable upon exercise of an Option or issuable in settlement or vesting of any other Award to an agent on behalf of the Participant and directing the agent to sell a sufficient number of such Shares on behalf of the Participant to satisfy the amount of any such withholding obligation, with the agent paying the proceeds of any such sale to the Corporation or any of its Related Entities for this purpose; or

(iii)
to the extent permitted by applicable law, deducting the amount of any such withholding obligation from any payment of any kind otherwise due to the Participant; provided that if withholding is accomplished by the reduction in the number of Shares otherwise issuable upon the exercise or settlement of an Award, the number of Shares that are subject to such a reduction shall be determined based on the statutory withholding rules applicable to the Participant.

(c)
Governing Law.    The Plan, all instruments of grant evidencing Awards granted hereunder and any other agreements or other documents relating to the Plan shall be interpreted and construed in accordance with the laws of Ontario (and the federal laws having application therein), except to the extent the terms of the Plan, any supplement to the Plan, or the Award in question expressly provides for application of the laws of another jurisdiction. The Granting Authority may provide that any dispute as to any Award shall be presented and determined in such forum as the Granting Authority may specify, including through binding arbitration. Any reference in the Plan, in any instruments of grant evidencing Awards granted hereunder or in any other agreement or document relating to the Plan to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

  The obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Award for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Award will be returned to the relevant Participant as soon as practicable.

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(d)
Compliance with Laws of Other Jurisdictions.    Awards may be granted to Participants who are citizens or residents of a jurisdiction other than Canada or the U.S. on such terms and conditions different from those under the Plan as may be determined by the Granting Authority to be necessary or advisable to achieve the purposes of the Plan while also complying with applicable local laws, customs and tax practices, including any such terms and conditions as my be set forth in any supplement to the Plan intended to govern the terms of any such Award. In no event shall the eligibility, grant, exercise or settlement of an Award constitute a term of employment, or entitlement with respect to employment, of any employee.

(e)
Funding.    Except as would not result in adverse tax consequences to a Participant, no provision of the Plan shall require or permit the Corporation, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Corporation maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Corporation, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other Employees, Officers, Consultants or Non-Employee Directors under general law.

(f)
No Guarantee of Tax Consequences.    Neither the Board, nor the Corporation nor the Granting Authority makes any commitment or guarantee that any specific tax treatment will apply or be available to any Person participating or eligible to participate hereunder and each Participant shall confirm the tax consequences of his or her participation under the Plan with his or her own tax advisor and shall be responsible for filing his or her own returns.

16.       Effective Date and Term of Plan

(a)
Effective Date of the Plan.    The Plan shall initially become effective on the Shareholder Approval Date, and any subsequent amendments to the Plan, shall become effective upon their adoption by the Board, subject to approval by the shareholders of the Corporation at the next annual meeting of shareholders of the Corporation or any adjournment thereof, to the extent required. The effective date of this Plan, as so amended, shall be the date of approval by the shareholders. If the shareholders do not approve the Plan, or any amendments to the Plan requiring shareholder approval, the Plan or such amendments shall not be effective, and any and all actions taken prior thereto under the amendments effected hereby, including the making of any Awards subject to such approval being obtained, shall be null and void or shall, if necessary, be deemed to have been fully rescinded. However, if shareholders do not approve the Plan, the Prior Plan shall remain in effect.

(b)
Effect on Existing Awards.    Subject to Section 16(a) all new Awards granted on or after the effective date of the amendments as provided in Section 16(a) are granted under and subject to the terms of this Plan as amended and restated and all outstanding Options granted under the Prior Plan prior to the effective date of the Plan shall continue to be governed by the terms of the Prior Plan and to the terms of their individual option agreements as in effect immediately prior to the Shareholder Approval Date including provisions concerning change of control or other related events.

(c)
Termination.    Subject to Section 4(c), the Board may suspend or terminate the Plan at any time, provided that such suspension or termination shall not affect any Awards that became effective pursuant to the Plan prior to such termination or suspension.

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QuickLinks

  Exhibit 99.1
DRAGONWAVE INC. NOTICE OF 2014 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
QUESTIONS AND ANSWERS ABOUT THE MEETING
VOTING SHARES AND PRINCIPAL SHAREHOLDERS
FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
REAPPOINTMENT OF INDEPENDENT AUDITOR
APPROVAL OF THE ADOPTION OF THE SHARE BASED COMPENSATION PLAN
COMPENSATION OF DIRECTORS
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
INFORMATION ON EXECUTIVE COMPENSATION
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
APPROVAL OF BOARD OF DIRECTORS
SCHEDULE "A" MANDATE FOR THE DIRECTORS OF DRAGONWAVE INC.
APPENDIX A APPROVAL OF THE ADOPTION OF THE SHARE BASED COMPENSATION PLAN DRAGONWAVE INC. (the "Corporation") RESOLUTION OF THE SHAREHOLDERS APPROVING THE ADOPTION OF THE SHARE BASED COMPENSATION PLAN
APPENDIX B DRAGONWAVE INC. SHARE BASED COMPENSATION PLAN